[redacted]*of the Bank*
n Bldg., Tel Aviv 65781
'4576

bank hapoalim

06013967

RECEIVED
2006 JUN -1 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 25 May 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Dividend Declaration*	*25 May 2006*	*1*
2.	*1 Qtr Results*	*25 May 2006*	*2*
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule 1

Date: May 25, 2006
Reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a resolution to pay dividend**

1. a. We respectfully advise you that at its meeting of May 24, 2006, at 16:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 617,706,659.

   b. The dividend in the sum of NIS 617,706,659 constitutes 49% on the issued and paid-up share capital of the Bank, namely 49 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine June 5, 2006, as the record date for the purpose of paying the dividend, with the "*ex*" date being June 6, 2006 and the payment date to be June 20, 2006.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on May 25, 2006, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ofer Levy
Head of Comptrolling
Senior Deputy Managing Director

Yoram Weissbrem
Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:
Securities Authority
www.isa.gov.il

To:
Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *May 24, 2006*, the Board of Directors of the body corporate resolved to distribute a dividend.
2. The dividend amount payable is *NIS 617,706,659*
   The dividend is *49%* of the issued and paid-up share capital.
3. Operative date (cum date): *June 5, 2006.*
   Ex-date: *June 6, 2006.*
   Dividend distribution date: *June 20, 2006.*
4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.
5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 6,324,000,000.*
6. Approval process for distribution of the dividend _________________.
7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.49	*NIS*	_______________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: _________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on May 24, 2006 at 16:30 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule 1

RECEIVED
2006 JUN -1 P 1:-8
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: May 25, 2006
Our reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at March 31, 2006**

1. We wish to inform you that at its meeting held at 16:30 on May 24, 2006, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at March 31, 2006.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on May 25, 2006, and has been sent to the Bank of Israel and the Registrar of Companies in Israel

3. Enclosed is a summary of the Financial Statements of the Bank as at March 31, 2006.
The full Financial Statements are available upon request, and can be accessed on the Bank's internet site http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ofer Levy
Head of Comptrolling
Senior Deputy Managing Director

Yoram Weissbrem
Secretary of the Bank

Bank Hapoalim Group
Financial Statements for the First Quarter of 2006

- **Bank Hapoalim today published its financial statements for the first quarter of 2006.The Bank Group reported Net profit** of **NIS 1,177 million**, an **increase of 27.4%** compared to NIS 924 million in the same quarter last year.

- **Net return on equity** for the first quarter of 2006 was 32.3% in annual terms, compared to 26.7% for the same quarter in 2005 and 19.0% for the year 2005.

- **Net return on equity from regular activity**, after taxes, for the first quarter was 15.8% in annual terms compared to 10.8% in the same quarter in 2005 and 15.3% for the year 2005.

Profit and profitability

	For the three months ended March 31		
	2006	2005	% change
	In NIS millions		
Net profit	**1,177**	924	27.4
Profit from financing activity before provision for doubtful debt	**1,886**	1,795	5.1
Provision for doubtful debts	**242**	461	-47.5
Operating and other income	**1,283**	1,058	21.3
Operating and other expenses	**1,901**	1,689	12.6
Operating profit before taxes	**1,026**	703	46.0
Operating profit after taxes	**604**	387	56.1

The Chairman of the Board of Directors, Mr. Shlomo Nehama, commented: "Bank Hapoalim has made a strong start in 2006 and the results for the first quarter reflect the success of our multi-year strategic plan alongside the general improvement in the Israeli economy. Expansion of our international activity is one of the central goals in our strategic plan and I am pleased to note that income and profit from our international activity increased by 38% in the first quarter. These results indicate that we are on the right track to realize this goal in the coming years.

First quarter results also reflect a one-time after tax profit of close to NIS 0.5 million from the PKN mutual funds sale. In light of these results, the Board of Directors approved a dividend payment, reflecting a yield of about 7%, a very attractive rate among the global banking sector. This is in line with our aim of maximizing value for all our shareholders while providing a premium level of service to our customers.

The following are the main highlights of the financial statements:

- Net return on equity for the first quarter of 2006 was 32.3% in annual terms, compared to 26.7% for the same quarter in 2005 and 19.0% for the year 2005.
- Net return on equity from regular activity, after taxes, for the first quarter was 15.8% in annual terms compared to 10.8% in the same quarter in 2005 and 15.3% for the year 2005.
- Profit from financing activity, before provisions for doubtful debts, continued to increase, totaling NIS 1,886 million, in the first quarter compared to NIS 1,795 million in the same quarter last year, an increase of 5.1%.
- Provisions for doubtful debts totaled NIS 242 million, compared to NIS 461 million in the same quarter last year, a decrease of 47.5%. The ratio of specific provision for doubtful debts, relative to the overall (balance-sheet) balance of credit to the public at the Group's risk, was 0.53% in annual terms, in the first quarter of 2006, compared with 1.15% in the first quarter of 2005 and 0.71% for the year 2005. The ratio of the overall balance of credit to the public (balance-sheet and off-balance sheet) at the Group's risk, was 0.31% in the first quarter of 2006, compared with 0.71% in the same period last year and 0.42% in the year 2005. The decrease in the specific provision for doubtful debts was mainly in the industry and construction and real estate sectors. Operating income was NIS 1,283 million in the first quarter compared to NIS 1,058 million in the same quarter last year, an increase of 21.3%.
- Operating and other expenses totaled NIS 1,901 million compared to NIS 1,689 million in the same period in 2005, an increase of 12.6%. The increase was mainly due to a higher provision for employee bonuses as a result of improved profitability.

- The Bank declared a dividend of NIS 618 million, representing 49 agorot per NIS 1 par value share. June 5, 2006 is the date of record, June 6, 2006 is the ex-date and June 20, 2006 is the date of payment.

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

Bank Hapoalim's net profit increased by an impressive 27.4% in the first quarter of 2006. The main factor which led to this increase is our commitment to the objectives we set in our multi-year strategic plan in order to reinforce the Bank's position as the leading financial institution in Israel, while creating a bank comparable in performance to the leading banks in Europe. Additionally, we have benefited from the ongoing improvement of our credit portfolio as a result of the conservative credit policy the Bank has maintained in recent years, including highly sophisticated tools for measurement and control, as well as the general improvement in the business environment and the macro-economic conditions in Israel. While operating expenses increased, they remain in line with our targets. The increase in these expenses reflect, among other things, the resources dedicated to prepare and reorganize our capital market activities following the Bachar reforms, including recruitment of investment advisors that will be able to give our customers the best quality service. The Bank's business plan for 2006 is to achieve a 15% return on equity from regular banking activity and we are well on track to meet this target.

The increase in the Bank's profit in the first quarter of 2006 derived mainly from the following developments:

- Profit from financing activity before provision for doubtful debts continued to increase. The growth resulted mainly from an increase in income from interest on problematic debt not previously recorded and from growth in the volume of activity

- Operating income continued to increase, mainly due to the growth in income from capital market activity as a result of the substantial increase in the volume of activity on the Tel Aviv Stock Exchange; an expansion of credit card activity as a result of growth in the domestic economy and an increase in incoming tourism, and an increase in income from management fees of provident funds and mutual funds. Traditional fees remained stable.

- A decrease in the provision for doubtful debts that reflects the continued strengthening of the domestic economy. The specific provision for doubtful debts decreased by 51.2% compared with the first quarter of 2005. The decrease was notable in almost all sectors of the economy, especially industry, and construction and real estate.

- An extraordinary one-time gain of NIS 558 million from the sale of the PKN mutual funds management rights and the Bank's holdings in Industrial Buildings. Recall that in the first quarter of 2005 an extraordinary one-time gain of NIS 538 million was recorded from the sale of most of our holdings in Signature Bank.

- International activity focused on global private banking (GPB) and was marked by continued impressive growth. Profit after taxes from GPB totaled NIS 48 million in the first quarter of 2006, compared to NIS 39 million (NIS 18 million excluding Signature Bank) in the same quarter last year, an increase of 166.7% with neutralization of Signature Bank. This is a result of the improved contribution of Bank Hapoalim Switzerland .

Development of Balance Sheet Items

- The consolidated balance sheet totaled NIS 286.9 billion on March 31, 2006, compared to NIS 273.3 billion on December 31, 2005, an increase of 5.0%.

- The ratio of capital to risk assets was 10.44%, compared with 10.62% at the end of 2005. The ratio of tier-1 capital to risk assets was 7.08%, versus 7.02% at the end of 2005.

Segments of activity

The Group operates in Israel and abroad, supplying a broad range of banking and financial services to its customers, and engaging in diverse investments in the various areas of the economy, primarily in Israel, through investments in equity-basis investees.

The Group's activity is managed through six sectors of activity.

The following is a summary of the development of net profit, by segments of activity:

Net Profit in NIS millions	For the three months ended March 31			% Contribution to change	% Change
	2006	2005	Change		
Private Banking Segment*	**150**	124	26	10.3	21.0
Households Segment	**70**	60	10	4.0	16.7
Small Business Segment	**57**	31	26	10.3	83.9
Corporate Segment	**235**	76	159	62.8	209.2
Commercial Segment	**27**	10	17	6.7	170.0
Financial Management Segment	**136**	111	25	9.9	22.5
Others and Adjustments	**502**	512	-10	-4.0	- 2.0
Total	**1,177**	924	253		27.4

For further information please contact the Bank's Spokesperson:
Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il

File # 082-34955

3I mars 2006 **Bank Hapoalim** | Condensed Financial Statement as at March 31, 2006 Bank Hapoali

ɔ Trimestral al día 31 de marzo 2006 Banque Hapoalim Résumé du rapport financier trimestriel d

Банк "Апоалим" выписка из квартальных финансовых отчетов на 31 марта 2006 Bank Hap

bank hapoalim

Q1|06

31 mars 2006 **Bank Hapoalim** | Condensed Financial Statement as at March 31, 2006 Bank Hapoali

iero Trimestral al día 31 de marzo 2006 Banque Hapoalim Résumé du rapport financier trimestrie

Банк "Апоалим" выписка из квартальных финансовых отчетов на 31 марта 2006 Bank Hap

Contents

:1 בנק הפועלים תמצית דוחות כספיים רבעוניים ליום Banque Hapoalim Résumé du rapport financier trir

:1 بنك هبوعليم ملخص تقارير مالية فصلية (ربع سنوية) ليوم Bank Hapoalim Resumen del Inform

m Condensed Financial Statement as at March 31, 2006 תמצית דוחות כספיים רבעוניים ליום 31 במרץ :

Board of Directors' Report on the Financial Statements
As at March 31, 2006

At the meeting of the Board of Directors held on May 24, 2006, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-March 2006.

The following are details of the principal changes and developments that occurred during the reported period:

Economic Activity

Indicators of economic activity continue to point to expansion in domestic demand, along with a gradual improvement in the labor market. However, the growth rate seems to have slowed somewhat due to weak commodity exports. In the labor market, the downward trend in unemployment continued, to 8.8% in the fourth quarter of 2005, with an impressive increase in the number of employed persons, although the rate of part-time positions out of total new jobs remained high. The increase in average wages of salaried employees ceased in recent months, apparently due to the larger number of new jobs with lower-than-average wages.

General elections to the Knesset were held towards the end of March 2006. The Kadima party, headed by Ehud Olmert, became the largest Knesset party and formed a coalition with the Labor, Shas, and Gil (Pensioners) parties. Based on recent years' experience, the new government can be expected to maintain a responsible budgetary policy, though possibly a more expansive one. We believe social welfare budgets will grow, financed by cutbacks in other areas (such as the defense budget) as well as the substantial increase in tax revenues. In the longer term, the question of financing the Convergence Plan (withdrawal from settlements) remains open; the plan is supported by Kadima and has an estimated cost considerably higher than the budget's capabilities. Current economic conditions are favorable - high global growth, expanding domestic demand, financial stability, and a stable security situation. As for risk factors, the Hamas's rise to power in the Palestinian Authority has halted diplomatic dialogue and may jeopardize the stability in the security sphere as well. The threat to Israel from Iran, in the event that diplomatic efforts to stop its nuclear armament should fail, has also increased.

Developments in the Global Economy

According to partial data for the first quarter of 2006, the growth rate of the global economy seems just as high as in 2005. Growth is even faster than last year in developed countries, particularly Europe and Japan, while the high growth rate in emerging economies has remained roughly the same.

---

* The financial statements were prepared in reported values. The Consumer Price Index (known) increased by 0.1% during the first three months of 2006. During this period, the shekel depreciated 1.3% against the U.S. dollar, 3.9% against the Euro, and 2.5% against the Swiss Franc.

The increase in oil prices resumed, crossing the $70 per barrel line in April, as a result of surging global demand and tensions surrounding the Iranian nuclear program. Other commodity prices also rose sharply. The rapid growth and the increase in raw material prices influenced inflation: the consumer price index rose by 3.4% in the twelve months ended in March 2006 in the United States, by 2.2% in Europe, and by 0.4% in Japan (with a transition to positive figures). These developments support higher interest rates for all durations. The U.S. interest rate continued to climb, reaching an annual rate of 4.75% in April. The interest rate started to increase in Europe as well, so far by two quarter-percent notches, to 2.5%. Longer-term rates rose as well, with 10-year interest rates in the U.S. reaching approximately 5%. Most estimates indicate that the U.S. interest rate increase process will conclude soon, during 2006, stabilizing at around 5.0%-5.25%.

Inflation and Exchange Rates

The Consumer Price Index increased by 0.6% in the first quarter of 2006. In the twelve months ended in March, the CPI rose 3.6%. Most of the contribution to the large increase in the CPI stemmed from higher energy and commodity prices, and from a depreciation of the shekel against the dollar, which had an impact on the housing item. The expansion in domestic demand seems to have had an effect on inflation as well; the food item, for example, rose by 4.4% over the last twelve months.

The shekel exchange rate remains highly stable, especially in view of the many uncertainty factors in the first quarter, including the earlier-than-scheduled elections, Prime Minister Sharon's hospitalization, and the Hamas's rise to power in the Palestinian Authority. Concurrently, Israelis' investments in securities portfolios abroad continued to grow. The shekel depreciated by 2.0% and 1.3% against the currency basket and the dollar, respectively, in the first quarter of 2006. During April, the shekel regained strength and rose by 2.3% and 3.5% against the currency basket and the dollar, respectively.

Fiscal and Monetary Policy

Since the State budget for 2006 has not yet been ratified by the Knesset, during the first quarter of the year the government operated based on the budget for 2005. The changes in the coalition are expected to lead to changes in the composition of the budget to be approved. Tax revenues continued to grow at a high real rate of approximately 10% in comparison to the same period last year; as a result, a surplus of NIS 8.4 billion accumulated in the government's domestic budget. The strong fiscal results provide strong support for financial stability in general, and the capital market in particular. It is likely that the new coalition will work to increase social welfare spending, which was eroded substantially over the last few years; however, in view of the fiscal responsibility demonstrated by the various governments, we believe the budget framework will be preserved.

The Bank of Israel interest rate was raised from 4.25% to 4.75% during the first quarter of this year, and rose to 5.0% in April. The interest rate increases occurred against a background of rising interest rates globally, an increase in actual inflation, and an expansion in domestic demand. As noted above, global interest rates are expected to continue to rise, and the Israeli capital market reflects an expectation that the Bank of Israel will continue a similar trend.

Money and Capital Markets

Developments in the capital market were influenced by the positive trends in markets abroad, alongside the uncertainty factors in Israel. The TA-100 index posted a positive return of 1.6% for the first quarter. Note that equity markets abroad generally showed higher price increases, particularly in emerging markets.

The bonds market was influenced by the trend of rising interest rates globally and by the higher inflationary environment. The CPI-linked government bonds index rose by 1.0%, while the unlinked bonds index rose by 0.2%. Long-term CPI-linked bond yields remained near-flat, with 8-year bonds trading at a yield to maturity of 3.8% in March. Yields to maturity of unlinked (Shahar) bonds increased, with 8-year bonds trading at a yield of 6.5% in March.

Forward-Looking Information

The information contained in this report, with regard to the description of the Bank's business, its financial status, and the results of its operations, may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe", "expect", "plan", "should", "estimate", "forecast", and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty.

Profit and Profitability

The net profit of the Bank Group totaled NIS 1,177 million in the first quarter of 2006, compared with NIS 924 million in the same period last year, an increase of 27.4%. Net return on equity amounted to 32.3%, in annual terms, in the first quarter of 2006, compared with 26.7% in the same period last year and 19.0% in the whole of 2005.

Operating profit after taxes totaled NIS 604 million, compared with NIS 387 million in the same period last year, an increase of 56.1%. Return on equity from regular activity after taxes in the first quarter reached 15.8%, in annual terms, compared with 10.8% in the same period last year and 15.3% in the whole of 2005.

Set out below are the changes in net profit:

	January-March			
	2006	2005	Change	%
Net profit	**1,177**	924	253	27.4
Operating profit after taxes	**604**	387	217	56.1
Net profit from extraordinary transactions, after taxes	**558**	540	18	3.3

The increase in the Group's net profit, compared with the same period last year, resulted mainly from the following factors:

1. An NIS 91 million increase in profit from financing activities before provision for doubtful debts.
2. An NIS 219 million decrease in the provision for doubtful debts.
3. An NIS 225 million increase in operating and other income.

However, the following factors had the effect of reducing net profit:

1. An NIS 212 million increase in operating and other expenses.
2. An NIS 106 million increase in tax expenses on operating profit.

The financial statements for previous periods have been adjusted, by restatement, in order to retroactively reflect an amendment of the accounting treatment resulting from the adoption of the Israeli Accounting Standard Board's Account Standard No. 24, "Share-Based Payment." For further details, see Note 2 to the Financial Statements.

Developments in Income and Expenses

Profit from financing activities before provision for doubtful debts totaled NIS 1,886 million, compared with NIS 1,795 million in the same period last year, an increase of 5.1%. The increase resulted, among other causes, from an increase in the volume of activity and from an increase in income from interest not previously recorded on problematic debts. The increase was offset by a decrease in profits from bonds.

The overall interest spread stood at 1.26% in the first quarter of 2006, compared to 1.63% in the same period last year.

The decrease in the overall interest spread mainly resulted from the increase in the volume of off-balance sheet activity in financial derivative instruments, which is designated mainly for purpose of Asset and Liability Management (ALM) which involves lower spreads compared to balance sheet activity.

Set out below is the contribution of the different linkage segments to profit from financing activity:

	Q1 2006			Q1 2005		
	Volume of activity	Contribution to profit, including effect of derivatives		Volume of activity	Contribution to profit, including effect of derivatives	
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**26.6**	**825**	**43.8**	28.6	785	43.7
CPI-linked	**14.5**	**231**	**12.2**	16.4	228	12.7
Foreign currency (including f.c. linked)	**58.9**	**486**	**25.8**	55.0	495	27.6
Other derivative financial instruments, net (non-ALM)	**-**	**66**	**3.5**	-	1	0.1
Other financing income, net	**-**	**278**	**14.7**	-	286	15.9
Total	**100.0**	**1,886**	**100.0**	100.0	1,795	100.0

Set out below is the development of financing profit by principal segments of activity:

Segment	For the three months ended March 31 2006	2005	Change
	NIS millions		%
Households Segment	**465**	393	18.3
Private Banking Segment	**332**	363	(8.5)
Small Business Segment	**246**	213	15.5
Commercial Segment	**122**	103	18.4
Corporate Segment	**566**	502	12.7
Financial Management Segment	**155**	221	(29.9)
Total	**1,886**	1,795	5.1

The provision for doubtful debts was made on a conservative basis and with due regard for the risks inherent in the credit portfolio.The provision for doubtful debts totaled NIS 242 million in the first quarter of 2006, compared with NIS 461 million in the same period last year, a decrease of 47.5%.

The specific provision for doubtful debts totaled NIS 248 million in the first quarter of 2006, compared with NIS 508 million in the same period last year, a decrease of 51.2%.

The decrease in provisions in the first quarter of 2006 as compared to the same period last year mainly occurred in the industry, and construction and real estate sectors, as a result of the improvement in the repayment capabilities of borrowers .

The decrease in the specific provision for doubtful debts in the first quarter of 2006 originated primarily from the Corporate Segment.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

Segment	For the three months ended March 31 2006	2005	Change
	NIS millions		%
Households Segment	**43**	38	13.2
Private Banking Segment	**9**	7	28.6
Small Business Segment	**26**	38	(31.6)
Commercial Segment	**41**	54	(24.1)
Corporate Segment	**113**	324	(65.1)
Others and Adjustments	**10**	-	-
Total	**242**	461	(47.5)

Set out below is the development of the provision for doubtful debts by quarter:

	2006	2005			
	Q1	Q4	Q3	Q2	Q1
			(NIS millions)		
Specific provision	**248**	328	203	276	508
Supplementary provision	**(6)**	(76)	19	57	(47)
Total	**242**	252	222	333	461
Ratio of specific provision to total credit to the public:					
Balance sheet*	**0.53%**	0.71%	0.45%	0.61%	1.15%
Balance sheet and off-balance sheet*	**0.31%**	0.42%	0.26%	0.37%	0.71%

* In annual terms.

The ratio of the specific provision for doubtful debts to the total (balance-sheet) balance of credit to the public at the Bank Group's risk reached 0.53%, in annual terms, in the first quarter of 2006, compared with 1.15% in the same period last year and 0.71% in the whole of 2005. The ratio to the overall balance of (balance-sheet and off-balance sheet) credit risk to the public reached 0.31% in the first three months of 2006, compared with 0.71% in the same period last year and 0.42% in the whole of 2005.

The supplementary provision for doubtful debts, which is based on unidentified risk inherent in customer indebtedness portfolios, decreased by NIS 6 million in the first quarter of 2006, compared to a decrease of NIS 47 million in the same period last year. During the first quarter of 2005, the Supervisor of Banks approved the cancellation of a provision in the amount of NIS 29 million carried out in the past in respect of credit granted to finance shares tradable on the stock exchange for which a receiver had been appointed. The balance of the supplementary provision for doubtful debts totaled NIS 443 million on March 31, 2006.

The balance of the general provision totaled NIS 723 million on March 31, 2006. The cumulative balance of the general provision and the supplementary provision for doubtful debts totaled NIS 1,166 million on March 31, 2006.

Since the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of approximately NIS 2 billion and accounted for 0.7% of total credit to the public (balance-sheet and off-balance sheet).

Profit from financing activities after provision for doubtful debts totaled NIS 1,644 million, compared with NIS 1,334 million in the same period last year, an increase of 23.2%.

Operating and other income totaled NIS 1,283 million, compared with NIS 1,058 million in the same period last year, an increase of 21.3%.

Income from capital market activity increased by 22.1% and totaled NIS 464 million, compared with NIS 380 million in the same period last year. Most of the increase resulted from income from fees in securities, which totaled NIS 229 million, an increase of 33.9% compared with the same period last year, as a result of a substantial increase in the volume of activity. Income from management fees of mutual and provident funds also increased.

A net profit of NIS 53 million was recorded from investments in shares, due to sales of shares and gains in value recorded for investments in shares, compared with a net profit of NIS 5 million in the same period last year.

Operating and other income not derived from capital market activity and investment in shares amounted to NIS 766 million in the first three months of 2006, compared with NIS 673 million in the same period last year, an increase of 13.8%. Most of the increase derived from the contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 269 million, compared with NIS 227 million in the same period last year, an increase of 18.5%, and an increase in income from handling credit and contracts, which totaled NIS 106 million, compared with NIS 72 million in the same period last year, an increase of 47.2%, which derived mainly as a result of the establishment of approved credit facilities in accordance with Proper Conduct of Banking Business Directive No. 325.

Operating and other expenses totaled NIS 1,901 million, compared with NIS 1,689 million in the same period last year, an increase of 12.6%.

Salary expenses totaled NIS 1,127 million, compared with NIS 1,014 million in the same period last year, an increase of 11.1%, mostly due to an increase in the provision for employee bonuses, as a result of the increase in profitability and of the effect of the increase in the Bank's share price on the provisions for share-based compensation plans.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 313 million, compared with NIS 281 million in the same period last year, an increase of 11.4%, mainly due to depreciation on computer software.

Other expenses totaled NIS 461 million, compared with NIS 394 million in the same period last year, an increase of 17.0%, mainly due to an increase in expenses on computers, and expenses for marketing and advertising.

The coverage rate of operating and other expenses to operating and other income reached 67.5%, compared with 62.6% in the same period last year, and 65.3% in the whole of 2005.

(When neutralizing expenses related to bonuses for profits from extraordinary activity, the coverage rate of operating and other expenses to operating and other income reached 69.1% compared with 63.7% in the same period last year and 66.9% for the whole of 2005).

The ratio of expenses to income, calculated according to the ratio of operating and other expenses to profit from financing activities before provision for doubtful debts and to operating and other income, reached 60.0%, compared with 59.2% in the same period last year, and 57.6% in the whole of 2005.

(When neutralizing expenses related to bonuses for profits from extraordinary activity, the ratio of expenses to income reached 58.6% compared with 58.2% in the same period last year and 56.3% for the whole of 2005).

Operating profit before taxes totaled NIS 1,026 million, compared with NIS 703 million in the same period last year, an increase of 46.0%.

The return of operating profit before taxes on equity[(1)] reached 28.0%, in annual terms, compared with 20.3% in the same period last year.

The provision for taxes on operating profit totaled NIS 422 million, compared with NIS 316 million in the same period last year. The effective tax rate as a percentage of operating profit before taxes reached 41.1%, similar to the statutory tax rate.

Operating profit after taxes totaled NIS 604 million, compared with NIS 387 million in the same period last year, an increase of 56.1%.

The return of operating profit after taxes on equity[(1)] reached 15.8%, in annual terms, compared with 10.8% in the same period last year.

The Bank's share in the net operating profits of equity-basis investees after taxes totaled NIS 32 million, compared with NIS 28 million in the same period last year.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 17 million, compared with NIS 31 million in the same period last year.

Net operating profit totaled NIS 619 million, compared with NIS 384 million in the same period last year.

Net profit from extraordinary transactions after taxes amounted to NIS 558 million, due mainly to the sale of the management rights of P.K.N. mutual funds and to the sale of shares of Industrial Buildings. In the same period in 2005, profit totaled NIS 540 million, as a result of the sale of most of the Bank's holdings in Signature Bank.

Net profit of the Bank Group for the first three months of the year totaled NIS 1,177 million, compared with NIS 924 million in the same period last year, an increase of 27.4%.

Net return on equity reached 32.3%, in annual terms, compared with 26.7% in the same period last year and 19.0% in the whole of 2005.

Net profit per share amounted to NIS 0.93, compared with NIS 0.74 in the same period last year.

(1) Shareholders' equity, adding minority interests' rights, and deducting investments in equity-basis investees.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via six main segments of activity. The division into segments of activity is based on the types of products and services, or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The activity of subsidiaries in Israel and abroad is allocated to the relevant segment of the Bank, based on the nature of their activity or the characteristics of their customers.

The Bank's segments of activity are the following:

Households Segment - provides a range of banking services and financial products to households.

Private Banking Segment - provides a range of advanced banking services through various channels and financial products to private customers of medium to high net worth in Israel and abroad, including investment consulting services.

Small Business Segment - provides a range of banking services and financial products to small businesses using credit lines of up to $750,000.

Commercial Segment - provides a range of banking services and financial products to middle market business customers that utilize credit of up to $10 million.

Corporate Segment - provides a range of banking services and financial products to large and international companies in Israel and abroad, with the granting of credit constituting the principal area of activity. The Segment's customers also include customers from the areas of settlement and local government.

Financial Management Segment - responsible for the management of the Bank's proprietary portfolio, management of overall market and liquidity risks, and support for the development and pricing of financial products in order to market them to customers of the various segments. The activity of the Bank's dealing rooms is also included in this segment. Sources of financing and secondary capital for the Bank raised through issues, are included in the segment's activity. The Segment also includes the results of investments in shares and of investments in equity-basis investees.

Others and Adjustments - includes all other activities of the Bank Group, each of which does not form a reportable sector, and adjustments of intersegmental activity derived from proceeds in respect of transactions, services, and product development. Likewise, the segment includes one-time expenses related to the realization of investments and from the decrease in the scale of investment in consolidated companies.

The results of operations of the Bank, categorized and presented according to the main segments of activity, are detailed in Appendix D to the condensed financial statements as at March 31, 2006. Data on the segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "principal segments of activity", and include the information as it is presented to the Board of Management.

The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the Financial Statements as at December 31, 2005. The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activity - includes the spread between the interest rate received from or paid to a customer of the segment and the marginal cost of Bank resources, as well as the theoretical unlinked interest rate on weighted capital calculated for the purpose of the return on equity allocated to the segment. The allocated shareholders' equity is calculated based on the risk assets associated with each segment.

Provision for doubtful debts - the provision for doubtful debt is attributed to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - attributed to the segment to which the customer belongs.

Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments. The remaining expenses that are not attributed as said are attributed, in accordance with predefined rules, to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for intersegmental services – the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs. In addition, the operating income of the segment is debited for product development costs.

Taxes on income - the provision for tax on the results of operations of each segment was calculated according to the statutory rate of tax, taking into account the fact that the supplementary provision for doubtful debts is not included in the tax base.

Return on equity - indicates the ratio of the net profit of each segment to the shareholders' equity allocated to the segment.

Shareholders' equity allocated to the segment includes the sum of two components:

Shareholders' equity required in respect of credit risk - the balance of risk components in each segment, multiplied by the ratio of weighted capital, as calculated for the purpose of calculating return on equity, to the total balance of risk components.

Shareholders' equity required in respect of operational risk - determined according to a model used at the Bank to allocate capital to operational risks. The allocation of capital in respect of operating risks in the accounting period is based on data of the aforementioned model, calculated based on data from the end of the preceding quarter.

Set out below are the results of operations of the Bank Group, by segments:

A. Net profit

	For the three months ended March 31		
	2006	2005	Change
	NIS millions		%
Households	**70**	60	16.7
Private Banking	**150**	124	21.0
Small Business	**57**	31	83.9
Commercial Banking	**27**	10	170.0
Corporate Banking	**235**	76	209.2
Financial Management	**136**	111	22.5
Others and Adjustments(1)	**502**	512	(2.0)
Total	**1,177**	924	27.4

(1) Includes net profit from extraordinary activity, after taxes, of NIS 491 million from the sale of PKN mutual funds management rights, the first quarter of 2005 includes profit of NIS 538 million from the sale of the majority of the holding in Signature Bank.

B. Balance sheet balances at the end of the period

	Credit to the public			Deposits from the public		
	Mar. 31 2006	Dec. 31 2005	Change	**Mar. 31 2006**	Dec. 31 2005	Change
	NIS millions		%	NIS millions		%
Households	**37,679**	37,258	1.1	**37,212**	37,474	(0.7)
Private Banking	**17,842**	17,521	1.8	**113,398**	107,428	5.6
Small Business	**16,937**	16,480	2.8	**14,385**	13,841	3.9
Commercial Banking	**16,019**	15,734	1.8	**6,632**	6,751	(1.8)
Corporate Banking	**96,671**	97,416	(0.8)	**27,712**	28,868	(4.0)
Financial Management	**773**	724	6.8	**27,222**	19,530	39.4
Total	**185,921**	185,133	0.4	**226,561**	213,892	5.9

Following are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net profit of the Households Segment totaled NIS 70 million, compared to NIS 60 million in the same period last year, an increase of 16.7%.

The segment's income totaled NIS 841 million in the first three months of 2006, compared with NIS 750 million in the same period last year, an increase of 12.1%. The increase resulted from growth in all areas of activity in the segment, particularly from financing profit and from an increase in credit card income.

The provision for doubtful debts totaled NIS 43 million in the first three months of 2006, compared with NIS 38 million in the same period last year. The increase derives from the housing finance area, as a result of the implementation of the Supervisor of Banks' new directives regarding the calculation of the provision for doubtful debts according to depth of repayment delay as of January 1, 2006. The provision in the area of banking and financial services decreased by 22.2%, reflecting a continued improvement in the repayment capability of Household Segment customers, as a result of the ongoing improvement in economic conditions.

The segment's expenses increased by 12.0% and amounted to NIS 654 million, compared with NIS 584 million in the same period last year. Most of the increase occurred in payroll expenses, due to the larger provision for the bonus to employees as a result of the increase in profitability, and to the effect of the increase in the Bank's share price on the provisions for share-based compensation plans.

Credit totaled NIS 37.7 billion on March 31, 2006, compared with NIS 37.3 billion at the end of 2005. The increase in credit balances resulted from an increase in customers' credit needs as well as an increase in the Bank's marketing activities.

Deposits from the public totaled NIS 37.2 billion on March 31, 2006, compared with NIS 37.5 billion at the end of 2005.

Set out below are the condensed results of operations of the Households Segment:

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
			NIS millions		
For the three months ended March 31, 2006					
Profit from financing activities:					
- From externals	**168**	**-**	**2**	**337**	**507**
- Inter-segmental	**248**	**-**	**-**	**(290)**	**(42)**
Operating and other income:					
- From externals	**163**	**141**	**63**	**32**	**399**
- Inter-segmental	**(17)**	**-**	**(6)**	**-**	**(23)**
Total income	**562**	**141**	**59**	**79**	**841**
Provision for doubtful debts	**21**	**-**	**-**	**22**	**43**
Operating and other expenses:					
- From externals	**571**	**81**	**28**	**31**	**711**
- Inter-segmental	**(57)**	**-**	**-**	**-**	**(57)**
Operating profit before taxes	**27**	**60**	**31**	**26**	**144**
Provision for taxes on operating profit	**11**	**25**	**13**	**11**	**60**
Operating profit after taxes	**16**	**35**	**18**	**15**	**84**
Minority interests' share in profits of consolidated companies	**(4)**	**(5)**	**(5)**	**-**	**(14)**
Net profit	**12**	**30**	**13**	**15**	**70**

(1) Management fees for provident funds, mutual funds, and securities activity.

Set out below are the condensed results of operations of the Households Segment (continued):

	Banking and financial services	Credit cards	Capital market[(1)]	Housing Finance	Total
	NIS millions				
For the three months ended March 31, 2005					
Profit from financing activities:					
- From externals	250	-	1	256	507
- Inter-segmental	99	-	-	(213)	(114)
Operating and other income:					
- From externals	169	119	55	32	375
- Inter-segmental	(14)	-	(4)	-	(18)
Total income	504	119	52	75	750
Provision for doubtful debts	27	-	-	11	38
Operating and other expenses:					
- From externals	509	70	27	33	639
- Inter-segmental	(55)	-	-	-	(55)
Operating profit before taxes	23	49	25	31	128
Provision for taxes on operating profit	10	21	11	14	56
Operating profit after taxes	13	28	14	17	72
Minority interests' share in profits of consolidated companies	(4)	(4)	(4)	-	(12)
Net profit	9	24	10	17	60

(1) Management fees from provident funds, mutual funds, and securities activity.

New products and services

- "Mortgage with Grace" - An unlinked loan with a reduced prime interest rate for a period of up to ten years, with the principal repaid only at the end of the loan period.

  Principal payments are deferred and settled with a single payment at the end of the loan period, while interest payments are paid in consecutive monthly installments throughout the loan period.

  The "Mortgage with Grace" is targeted to customers who acquire a new property before selling their existing property, or for customers who have funds slated to finance the new acquisition that have not yet been released, or for customers interested in settling the loan through low monthly repayments of the interest component only during the loan period, while the final payment comprises the principal component. This loan is also aimed at customers interested in maximum flexibility in loan settlement, without an economic loss fee for early settlement.

- "Poalim RSS" - a new service launched on the Bank's website.

  The service allows users to receive updates on news and changes in the website according to their selections, without the need to access the website and look for the information. The information is delivered directly to their personal computer's desktop. For example, a user interested in new structured products can receive direct notification each time a new product is posted on the structured products page, rather than needing to go to the website and check for new structured products. The message delivered presents the headline and an abstract of the updated page, with a link to the page itself.

  The advantage for users lies in the ability to stay up-to-date on the subjects important to them, at their desired intervals, even when they are too busy to actively browse the website, saving valuable time. The service is provided free of charge.

- "Mail-Net" - a new service launched by the Bank that allows "Poalim Online" customers to receive mail from the Bank regarding their accounts directly to their personal mailbox on the website, instead of through the postal service. Mail is saved in customers' online mailboxes for six months. For customers' convenience, messages can be saved to their personal computers, easily sorted, and printed as necessary and as relevant.

  The "Mail-Net" service provides a solution for customers who wish to reduce or eliminate mail items received at their address, and manage messages form the Bank efficiently, conveniently, and with full control, while saving unnecessary paper. The service is provided free of charge.

- Guarantee for online activity - for the first time in Israel, the Bank provides its customers with a guarantee covering activity within "Poalim Online", as do leading banks in the world in the area of internet banking.

  Under the guarantee, the Bank will reimburse customers if any direct financial damage is caused by the withdrawal of funds from their accounts by other parties, with malicious intent, through "Poalim Online". All customers that join the "Poalim Online" service will benefit from this guarantee.

  Bank Hapoalim is the first bank to provide its customers with this type of guarantee for their online activity. Until now, no Israeli bank has provided a guarantee to its customers for such activity.

- In accordance with a directive of the Supervisor of Banks, 'the business day' hours were extended as of February 21, 2006, to 18:30 on weekdays and to 14:00 on Fridays and on the eve of holidays.

  As part of the preparation for the transition to a longer business day, the Bank carried out significant technological changes in the various service channels, to allow a continuous, simple transition from each business day to the next.

  The transition to a longer business day was implemented at all branches of the Bank and as a result of the transition, the Bank's customers currently enjoy a better fit between the calendar day and the business day, enabling customers to conduct activity in their accounts during the afternoon hours without missing a business day, as was the case in the past.

  The opening hours of Bank branches remained unchanged, so that on 'split' work days (Monday and Thursday), when the branches are open in the afternoon, customers who come to the branches and carry out banking transactions in their accounts up to 18:30 receive same-day values.

  The transition to a longer business day represents a significant change for capital market customers as well, in that the longer hours enable customers to carry out buy and sell transactions in securities throughout the trading day on the TASE, while their accounts are credited or debited with same-day values.

Restrictions and supervision of the Segment's activity

The Supervisor of Banks issued Proper Conduct of Banking Business Directive No. 325 (hereafter: the "Directive"), which concerns the prohibition of deviations in excess of the approved credit limit in current accounts, and requires that current account credit limits be fixed in an agreement with the customer. According to the Directive, all customers to whom the Bank is willing to allow negative current account balances must sign a preliminary agreement with regard to the credit limit in their account. Only customers who have signed a preliminary agreement may receive, under certain circumstances, credit limits unilaterally enlarged by the Bank.

The Bank notified the Supervisor of Banks that implementation of the Directive requires comprehensive operational preparations, which require extensive inputs and are expected to take a considerable amount of time. The Bank expressed its concern that it will be unable to fully complete the actions required under the Directive by January 1, 2006, the date on which the Directive was planned to take effect.

On August 17, 2005, the Supervisor eased the requirements of all the banks with regard to the implementation of the Directive, after several banks reported various temporary difficulties in its implementation, according to the Supervisor. Under the eased requirements, the Bank will be permitted to unilaterally grant credit limits to customers who have not yet signed a preliminary credit limit agreement also, until January 1, 2007. As of this date, the Directive will also apply to current accounts operated in foreign currency. However, starting July 1, 2006, Bank customers will be prohibited from exceeding the credit facilities established for their current accounts, whether the facility was established by agreement or assigned unilaterally by the Bank.

The Bank is preparing to implement the Directive, as amended in the Supervisor's aforementioned letter, on several levels: On January 1, 2006, the Bank unilaterally assigned credit facilities to a predefined group of customers; concurrently, the Bank is actively inviting customers to make the transition to a credit facility under a written agreement. As part of this effort, notices were sent to customers regarding the content of the Directive, along with invitations to their branches to arrange the credit facilities in their accounts as required. In addition, customers were invited to participate in workshops on family budget management. Marketing messages regarding the Directive were also communicated to customers through direct channels (ATMs, "Adcan" information stations, check deposit machines, Internet, and others).

Concurrently, the Bank is working to prepare operationally for the Directive's implementation, by introducing adjustments and improvements to existing systems, so that the Directive can be implemented once it takes full effect. These improvements also include the development of new products which will be available to customers, such as "Poalim On Time", "Magen" Deposit, and more, about which see the "Household Segment" section of the Financial Statements as at December 31, 2005. Preparation for the Directive's full inception will continue throughout 2006. As part of the preparation, data on deviations from credit facilities in Bank customers' accounts are being monitored continuously.

It should also be noted that the fact that the Directive requires a fundamental change in the basic habits of many of the Bank's customers (and customers of the banking system in general) as consumers of banking services, within a short period, may have an impact on consumers' behavior and their ability to cope with the change.

Beyond the inputs required to adapt systems, the Directive may have an effect on the Bank's income that cannot be assessed at this time.

Note that some of the information in this section refers to actions that the Bank plans to take during 2006 and later, and constitutes forward-looking information. It is possible that due to operational, human, or other difficulties, the Bank may be unable to complete the full preparations required to implement the Directive by the established date.

- With regard to the Antitrust Commissioner's involvement in the area of credit cards and his declaration of Isracard as the holder of a monopoly, see the section on "Subsidiary and Affiliated Companies" below.

Material agreements

For details regarding the sale of PKN, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 4 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the section on "Capital Market Activity" below.

The Private Banking Segment

Net profit of the Private Banking Segment totaled NIS 150 million in the first three months of 2006, compared with NIS 124 million (NIS 103 million, excluding Signature Bank) in the same period last year. The increase in net profit, excluding Signature Bank, reached 45.6%.

The Private Banking Segment in Israel contributed a total of NIS 102 million to net profit, compared with NIS 85 million in the same period last year, an increase of 20.0%, resulting from an increase in all income items, inter alia, as a result of an increase in the number of customers.

Income from capital market activity in Israel, including securities activity and investments in provident and mutual funds, totaled NIS 167 million in the first three months of 2006, an increase of 5.7% compared with the same period last year, and comprised 23.1% of the Segment's income, as most of its customers have activities in this area. In addition, income from credit card activity improved, amounting to NIS 56 million, an increase of 14.3% compared with the same period last year.

The Segment's expenses totaled NIS 457 million, similar to the same period last year. The Segment's expenses in Israel increased by 9.7%, mainly due to an increase in payroll expenses, as a result of the increased bonus to Bank employees due to the increase in profitability, and of the effect of the increase in the Bank's share price on the provisions for share-based compensation plans.

Credit on March 31, 2006, totaled NIS 17.8 billion, compared with NIS 17.5 billion at the end of 2005, an increase of 1.8%.

Deposits from the public on March 31, 2006, totaled NIS 113.4 billion, compared with NIS 107.4 billion at the end of 2005, as a result of the merger of Inter Maritime Bank, Geneva with Bank Hapoalim Switzerland.

Net profit of the Segment's activity abroad totaled NIS 48 million, compared with NIS 39 million (NIS 18 million, excluding Signature Bank) in the same period last year. The increase in net profit, excluding Signature Bank, was at a rate of 166.7%, as a result of the improvement in the contribution of Bank Hapoalim Switzerland, especially due to the influence of the depreciation of the shekel against the Swiss Franc.

Set out below are the condensed operating results of the Private Banking Segment:

	Banking and financial services	Credit cards	Capital market(1)	Housing Finance	Activity abroad	Total
	NIS millions					
For the three months ended March 31, 2006						
Profit from financing activities:						
- From externals	**(1,152)**	**-**	**8**	**67**	**(134)**	**(1,211)**
- Inter-segmental	**1,395**	**-**	**-**	**(57)**	**205**	**1,543**
Operating and other income:						
- From externals	**49**	**56**	**204**	**6**	**128**	**443**
- Inter-segmental	**(6)**	**-**	**(45)**	**-**	**-**	**(51)**
Total income	**286**	**56**	**167**	**16**	**199**	**724**
Provision for doubtful debts	**5**	**-**	**-**	**4**	**-**	**9**
Operating and other expenses:						
- From externals	**230**	**31**	**65**	**6**	**118**	**450**
- Inter-segmental	**7**	**-**	**-**	**-**	**-**	**7**
Operating profit before taxes	**44**	**25**	**102**	**6**	**81**	**258**
Provision for taxes on operating profit	**19**	**10**	**42**	**2**	**33**	**106**
Operating profit after taxes	**25**	**15**	**60**	**4**	**48**	**152**
Minority interests' share in profits of consolidated companies	**(2)**	**-**	**-**	**-**	**-**	**(2)**
Net profit	**23**	**15**	**60**	**4**	**48**	**150**

	Banking and financial services	Credit cards	Capital market(1)	Housing Finance	Activity abroad	Total
	NIS millions					
For the three months ended March 31, 2005						
Profit from financing activities:						
- From externals	(326)	-	6	51	7	(262)
- Inter-segmental	534	-	-	(43)	134	625
Operating and other income:						
- From externals	46	49	182	6	108	391
- Inter-segmental	(7)	-	(30)	-	-	(37)
Total income	247	49	158	14	249	717
Provision for doubtful debts	2	-	-	2	3	7
Operating and other expenses:						
- From externals	208	24	63	7	152	454
- Inter-segmental	7	-	-	-	-	7
Operating profit before taxes	30	25	95	5	94	249
Provision for taxes on operating profit	14	11	41	2	41	109
Operating profit after taxes	16	14	54	3	53	140
Minority interests' share in profits of consolidated companies	(2)	-	-	-	(14)	(16)
Net profit	14	14	54	3	39	124

(1) Management fees from provident funds, mutual funds, and securities activity.

New products and services

With regard to the extension of the 'business day', see the "Households Segment" section above.

Restrictions and supervision of the Segment's activity

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the "Subsidiary and Affiliated Companies" section below.
- With regard to the directives of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Material agreements

With regard to the sale of PKN, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 4 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the section on "Capital Market Activity" below.

The Small Business Segment

Net profit of the Small Business Segment totaled NIS 57 million in the first three months of 2006, compared with NIS 31 million in the same period last year, an increase of 83.9%.

The Segment's income totaled NIS 377 million, an increase of 16.4% compared with NIS 324 million in the same period last year. The increase mainly resulted from an NIS 47 million increase in profit from activity in the area of banking and financial services and from an increase in credit card income.

The provision for doubtful debts in the Small Business Segment totaled NIS 26 million, compared with NIS 38 million in the same period last year, a decrease of 31.6%, as a result of the continued improvement in economic conditions.

The Segment's expenses totaled NIS 252 million, compared with NIS 230 million in the same period last year. Most of the increase occurred in payroll expenses, as a result of the increased provision for the bonus to employees due to the increase in profitability, and of the effect of the increase in the Bank's share price on the provisions for share-based compensation plans.

Set out below are the condensed operating results of the Small Business Segment:

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
	NIS millions				
For the three months ended March 31, 2006					
Profit from financing activities:					
- From externals	**200**	**-**	**1**	**34**	**235**
- Inter-segmental	**41**	**-**	**-**	**(30)**	**11**
Operating and other income:					
- From externals	**95**	**23**	**21**	**3**	**142**
- Inter-segmental	**(8)**	**-**	**(3)**	**-**	**(11)**
Total income	**328**	**23**	**19**	**7**	**377**
Provision for doubtful debts	**24**	**-**	**-**	**2**	**26**
Operating and other expenses:					
- From externals	**223**	**12**	**7**	**3**	**245**
- Inter-segmental	**7**	**-**	**-**	**-**	**7**
Operating profit before taxes	**74**	**11**	**12**	**2**	**99**
Provision for taxes on operating profit	**30**	**5**	**5**	**1**	**41**
Operating profit after taxes	**44**	**6**	**7**	**1**	**58**
Minority interests' share in profits of consolidated companies	**(1)**	**-**	**-**	**-**	**(1)**
Net profit	**43**	**6**	**7**	**1**	**57**

(1) Management fees from provident funds, mutual funds, and securities activity

Set out below are the condensed operating results of the Small Business Segment (continued):

	Banking and financial services	Credit cards	Capital market(1)	Housing Finance	Total
	NIS millions				
For the three months ended March 31, 2005					
Profit from financing activities:					
- From externals	208	-	1	26	235
- Inter-segmental	-	-	-	(22)	(22)
Operating and other income:					
- From externals	80	18	20	3	121
- Inter-segmental	(7)	-	(3)	-	(10)
Total income	281	18	18	7	324
Provision for doubtful debts	37	-	-	1	38
Operating and other expenses:					
- From externals	204	11	6	3	224
- Inter-segmental	6	-	-	-	6
Operating profit before taxes	34	7	12	3	56
Provision for taxes on operating profit	15	3	5	1	24
Operating profit after taxes	19	4	7	2	32
Minority interests' share in profits of consolidated companies	(1)	-	-	-	(1)
Net profit	18	4	7	2	31

(1) Management fees from provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the "Subsidiary and Affiliated Companies" section below.
- With regard to the directives of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Material agreements

With regard to the sale of PKN, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 4 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the section on "Capital Market Activity" below.

The Commercial Segment

Net profit of the Commercial Segment totaled NIS 27 million in the first three months of 2006, compared with NIS 10 million in the same period last year, an increase of 170.0%. The increase resulted from an improvement in profit from financing activity and from a decrease in provisions for doubtful debts, and was offset by an increase in expenses.

	Banking and financial services(1)	Construction and real estate	Total
	NIS millions		
For the three months ended March 31, 2006			
Profit from financing activities:			
- From externals	**226**	**10**	**236**
- Inter-segmental	**(106)**	**(8)**	**(114)**
Operating and other income:			
- From externals	**33**	**-**	**33**
- Inter-segmental	**(7)**	**-**	**(7)**
Total income	**146**	**2**	**148**
Provision for doubtful debts	**39**	**2**	**41**
Operating and other expenses:			
- From externals	**51**	**-**	**51**
- Inter-segmental	**12**	**-**	**12**
Operating profit before taxes	**44**	**-**	**44**
Provision for taxes on operating profit	**17**	**-**	**17**
Net profit	**27**	**-**	**27**

	Banking and financial services(1)	Construction and real estate	Total
	NIS millions		
For the three months ended March 31, 2005			
Profit from financing activities:			
- From externals	151	10	161
- Inter-segmental	(50)	(8)	(58)
Operating and other income:			
- From externals	30	-	30
- Inter-segmental	(8)	-	(8)
Total income	123	2	125
Provision for doubtful debts	46	8	54
Operating and other expenses:			
- From externals	43	-	43
- Inter-segmental	11	-	11
Operating profit (loss) before taxes	23	(6)	17
Provision for taxes on operating profit	10	(3)	7
Net profit (loss)	13	(3)	10

(1) Including activity in the area of credit cards and the capital market.

The Corporate Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 235 million, compared with NIS 76 million in the same period last year, an increase of 209.2%. The improvement in profit mainly resulted from the continued decrease in provisions for doubtful debts and from an increase in profit from financing activity.

The Segment's income totaled NIS 652 million, compared with NIS 554 million, an increase of 17.7% mainly due to the increase in profit from financing activity.

The expenses for doubtful debts totaled NIS 113 million, compared with NIS 324 million in the same period last year. The decrease in the provisions occurred mainly in the industry, and construction and real estate sectors, resulting from an improvement in the repayment capabilities of the borrowers. The provision for doubtful debts was influenced by the improvement in economic conditions, reflected both in a decrease in new provisions for doubtful debts and in a reduction of specific provisions for doubtful debts recorded in the past.

In the area of construction and real estate, a profit was recorded of NIS 28 million, compared with a loss in the amount of NIS 23 million in the same period last year. The improvement results from the decrease in expenses for doubtful debts.

Credit to the public on March 31, 2006, totaled NIS 96.7 billion, compared with NIS 97.4 billion at the end of 2005, a decrease of 0.8%. Deposits from the public on March 31, 2006, totaled NIS 27.7 billion, compared with NIS 28.9 billion in 2005, a decrease of 4.0%.

Set out below are the condensed operating results of the Corporate Segment:

	Banking and financial services[(1)]	Construction and real estate	Activity abroad	Total
	NIS millions			
For the three months ended March 31, 2006				
Profit from financing activities:				
- From externals	**1,211**	**295**	**195**	**1,701**
- Inter-segmental	**(849)**	**(183)**	**(103)**	**(1,135)**
Operating and other income:				
- From externals	**90**	**5**	**1**	**96**
- Inter-segmental	**(9)**	**(1)**	**-**	**(10)**
Total income	**443**	**116**	**93**	**652**
Provision for doubtful debts	**55**	**58**	**-**	**113**
Operating and other expenses:				
- From externals	**85**	**6**	**34**	**125**
- Inter-segmental	**17**	**4**	**-**	**21**
Operating profit before taxes	**286**	**48**	**59**	**393**
Provision for taxes on operating profit	**114**	**20**	**24**	**158**
Net profit	**172**	**28**	**35**	**235**

(1) Includes credit card and capital market activity.

Set out below are the condensed operating results of the Corporate Segment (continued):

	Banking and financial services[(1)]	Construction and real estate	Activity abroad	Total
	NIS millions			
For the three months ended March 31, 2005				
Profit from financing activities:				
- From externals	752	178	185	1,115
- Inter-segmental	(435)	(81)	(97)	(613)
Operating and other income:				
- From externals	44	6	-	50
- Inter-segmental	2	-	-	2
Total income	363	103	88	554
Provision for doubtful debts	197	133	(6)	324
Operating and other expenses:				
- From externals	70	10	31	111
- Inter-segmental	21	-	-	21
Operating profit before taxes	75	(40)	63	98
Provision for taxes on operating profit	12	(17)	27	22
Net profit (loss)	63	(23)	36	76

(1) Includes credit card and capital market activity.

Restrictions and supervision of the Segment's activity

With regard to the directives of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Legal proceedings

See Note 4 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the section on "Capital Market Activity" below.

The Financial Management Segment

The activity of this Segment includes the Bank's proprietary management (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity exposures resulting from the Bank's customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products.

Market risk is the risk to the Group's income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors (shekel and CPI-linked).

Inflation/exchange rate risk - the risk to capital and income (including future income) that may result from the effect of changes in the Consumer Price Index and in exchange rates on linkage base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures due to trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, an unplanned resource raising cost may result.

In addition, the Segment provides dealing room services to customers of the other Segments. The calculation of the Segment's income also includes the results of investments in shares and in equity-basis investee companies.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 136 million, compared with NIS 111 million in the same period last year, an increase of 22.5%. The increase in profit in the first quarter of 2006 mainly resulted from profit from the sale of shares of Industrial Buildings in the amount of NIS 48 million.

Profit from investments in shares also increased, due mainly to the sale of some of the shares of Signature Bank held in the available-for-sale portfolio.

Profit from financing activity decreased, due to bonds activity where profit in the amount of NIS 53 million was recorded from the realization of bonds from the available-for-sale portfolio in the same quarter last year, compared with NIS 24 million in the first quarter of 2006.

The contribution of equity-basis investee companies to the Segment's net operating profit totaled NIS 32 million, compared with NIS 28 million in the same quarter last year.

Others and Adjustments

This framework includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, credit card activity not attributed to the banking Segments, and nonrecurring effects of realization of investments and of decline in the rate of holdings in consolidated companies. In addition, this activity includes adjustment of intersegmental activities.

Net profit of this framework totaled NIS 502 million in January-March 2006, compared with NIS 512 million in the same period last year. Most of the profit in the first quarter of 2006 resulted from profit from the sale of mutual funds management rights by PKN and by Yahav Massad, which amounted to NIS 510 million. In the same period last year, profit was recorded from the sale of most of the Bank's holdings in Signature Bank, which amounted to NIS 538 million.

Income from credit card activity of incoming tourism totaled NIS 54 million, similar to the income in the same period last year.

Set out below is the distribution of the results of credit card operations by segments of activity:

	Operating and other income		Net profit	
	For the three months ended March 31			
	2006	2005	**2006**	2005
	NIS millions			
Households	**141**	119	**30**	24
Private banking	**56**	49	**15**	14
Small businesses	**23**	18	**6**	4
Corporate banking	**2**	2	**1**	1
Commercial banking	**3**	3	**1**	1
Incoming tourism and activity of customers of banks outside the Group	**54**	46	**4**	4
Total	**279**	237	**57**	48

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 286.9 billion, compared with 273.3 billion on December 31, 2005, an increase of 5.0%.

Set out below are the developments in the main balance sheet items:

	March 31 2006	December 31 2005	Change	
	NIS millions		NIS millions	%
Total balance sheet	**286,866**	273,307	13,559	5.0
Credit to the public	**185,921**	185,133	788	0.4
Cash on hand and deposits with banks	**47,650**	41,062	6,588	16.0
Securities	**39,409**	33,813	5,596	16.5
Deposits from the public	**226,561**	213,892	12,669	5.9
Bonds and subordinated notes	**20,722**	21,361	(639)	(3.0)
Shareholders' equity	**17,297**	16,237	1,060	6.5

Credit to the public amounted to NIS 185.9 billion, compared with NIS 185.1 billion on December 31, 2005, an increase of 0.4%.

Set out below is the development in overall credit risk* to the public by principal sectors of the economy:

	March 31, 2006		December 31, 2005		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic Sectors	NIS millions	%	NIS millions	%	%
Agriculture	**1,809**	**0.5**	1,791	0.5	1.0
Industry	**47,826**	**13.9**	45,231	13.8	5.7
Construction & real estate	**45,567**	**13.2**	45,400	13.8	(0.4)
Electricity & water	**5,327**	**1.5**	5,718	1.7	(6.8)
Commerce	**21,183**	**6.1**	20,390	6.2	3.9
Hotels, hospitality & food services	**5,667**	**1.6**	6,553	2.0	(13.5)
Transportation & storage	**10,063**	**2.9**	9,510	2.9	5.8
Communications and computer services	**7,968**	**2.3**	7,443	2.3	7.1
Financial services	**65,364**	**18.9**	57,799	17.6	13.1
Business & other services	**12,585**	**3.6**	12,276	3.7	2.5
Public & community services	**10,759**	**3.1**	10,357	3.2	3.9
Private individuals - housing loans	**27,779**	**8.0**	27,506	8.4	1.0
Private individuals - other	**83,257**	**24.4**	78,020	23.9	6.7
Total	**345,154**	**100**	327,994	100	5.2

* Including off-balance sheet credit risk, the public's investments in bonds, and assets resulting from derivative instruments executed against the public.

Total deposits amounted to NIS 235.1 billion, compared with NIS 223.7 billion at the end of 2005. These deposits include deposits from the public, deposits from the Government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 226.6 billion, compared with NIS 213.9 billion at the end of 2005, an increase of 5.9%.

Bonds and subordinated notes totaled NIS 20.7 billion, compared with NIS 21.4 billion at the end of 2005, a decrease of 3.0%, mainly due to settlement of subordinated notes and bonds issued to the public.

The value of securities held by the Bank Group totaled NIS 39.4 billion, compared with NIS 33.8 billion at the end of 2005, an increase of 16.5%. The increase mainly resulted from additional investments of the Bank's U.S. branches in mortgage-backed securities, at a total value of $0.8 billion, and from additional investments by Bank Hapoalim (Switzerland) Ltd in the amount of $0.4 billion.

Off-balance sheet activity

Set out below is the development in balances of customers' assets[(1)]:

	March 31 2006	December 31 2005	Change	
	NIS millions		NIS millions	%
Mutual funds	**40,040**	42,950	(2,910)	(6.8)
Provident funds and advanced study funds	**97,169**	96,135	1,034	1.1
Customers' securities portfolios	**329,579**	315,323	14,256	4.5
Total	**466,788**	454,408	12,380	2.7

(1) Including customer assets for which the Bank Group provides management, operational and custody services

Shareholders' equity totaled NIS 17.3 billion, compared with NIS 16.2 billion at the end of 2005, an increase of 6.5%. The increase is attributable mainly to the increase in net profit in the first three months of 2006, which was offset by dividends totaling NIS 139 million.

The ratio of shareholders' equity to total assets reached 6.0%, similar to the end of 2005.

The ratio of capital to risk assets reached 10.44%, compared with 10.62% at the end of 2005. The ratio of core (Tier 1) capital to risk assets was 7.08%, compared with 7.02% at the end of 2005.

Tier 1 capital includes subordinated capital notes in the amount of NIS 481 million, which were authorized by the Supervisor of Banks as "hybrid capital instruments".

Tier 2 capital includes upper Tier 2 capital (subordinated notes and general provisions for doubtful debts), which totaled NIS 1,481 million on March 31, 2006, and contributed 0.59 percentage points to the overall capital ratio.

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 298 million in January-March 2006, compared with NIS 151 million in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies reached 10.6%, in annual terms, in the first three months of 2006, compared with 5.9% in the same period last year. The Bank's investment in subsidiary and affiliated companies on March 31, 2006, totaled NIS 13.5 billion, compared with NIS 13.2 billion at the end of 2005.

Banking Subsidiaries in Israel (Bank Otsar Hahayal, Bank Yahav, and Bank Massad) contributed a total of NIS 20 million to the Bank's net operating profit, compared with NIS 16 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 11.0% in the first three months of 2006, compared with 9.5% in the same period last year. The Bank's investment in banking subsidiaries in Israel on March 31, 2006, totaled NIS 745 million, compared with NIS 756 million at the end of 2005.

On January 26, 2006, an agreement was signed under which the Bank committed to selling its full holdings in Otsar Hahayal, subject to receiving all required permits within a fixed timeframe.

The following is a review of the activities of the principal companies:

Bank Otsar Hahayal - Further to the government decision dated May 2, 1993, concerning changes in the banking system, and in accordance with the control permits which the Bank received from the Governor of the Bank of Israel and which allowed it control of Bank Otsar Hahayal and to increase its holdings therein for a limited period, the Bank was required to sell its full holdings in Bank Otsar Hahayal by December 31, 2005, to another banking corporation in Israel, provided it was not part of the Bank Leumi group. This period was subsequently extended until February 2, 2006, based on the Bank's commitment to sign an agreement for the sale of its full holdings in Bank Otsar Hahayal by that date.

On January 26, 2006, an agreement was signed between the Bank and First International Bank of Israel Ltd. (hereafter: "International Bank"), under which the Bank committed to selling its full holdings in Bank Otsar Hahayal to International Bank, in consideration for a total of approximately NIS 703 million, subject to adjustments to be carried out based on the shareholders' equity of Bank Otsar Hahayal as at December 31, 2005. For further details regarding the agreement, see Note 8 to the condensed financial statements as at March 31, 2006.

Completion of the sale of the Bank's holdings in Bank Otsar Hahayal is subject to the receipt of the required permits and approvals by International Bank, including a permit from the Governor of the Bank of Israel and the approval of the Antitrust Commissioner. Upon completion of the sale, the Bank is expected to record a total net profit of approximately NIS 216 million in its financial statements, based on the Bank's investment in Otsar Hahayal as at March 31, 2006.

Bank Otsar Hahayal serves customers in the defense network through branches located in defense network installations, as well as customers in the civilian sector, focusing on households and small to medium-sized business customers.

Otsar Hahayal's net profit totaled NIS 19 million in the first three months of 2006, compared with NIS 10 million in the same period last year. Net return on equity amounted to 8.6%, compared with 7.1% in the same period last year.

Otsar Hahayal's contribution to the Bank's net operating profit amounted to NIS 10 million, compared with NIS 6 million in the same period last year. The Bank's investment in Bank Otsar Hahayal on March 31, 2006, totaled NIS 399 million.

Bank Yahav - a bank specializing in the provision of services to civil servants and to employees of government companies and corporations. In early February 2006, the board of directors of the Tel Aviv Stock Exchange approved the bank as a TASE member for a six-month trial period.

Bank Yahav's net profit totaled NIS 30 million in the first three months of 2006, compared with NIS 20 million in the same period last year. Net return on equity amounted to 34.3%, compared with 23.1% in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 6 million, compared with NIS 9 million in the same period last year. Bank Yahav's contribution to net profit from extraordinary transactions, due to the sale of mutual funds management rights, totaled NIS 9 million. The Bank's investment in Bank Yahav on March 31, 2006, totaled NIS 212 million.

Bank Massad - specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses. In early February 2006, the board of directors of the Tel Aviv Stock Exchange approved the bank as a TASE member for a six-month trial period.

Bank Massad's net profit totaled NIS 24 million in the first three months of 2006, compared with NIS 3 million in the same period last year. Net return on equity amounted to 47.8%, compared with 5.0% in the same period last year.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 4 million, compared with NIS 1 million in the same period last year. Its contribution to the Bank's net profit from extraordinary activities, due to the sale of mutual funds management rights, totaled NIS 9 million. The Bank's investment in Bank Massad on March 31, 2006, totaled NIS 134 million.

Subsidiaries abroad form part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Poalim Asset Management, and Hapoalim Securities U.S.A. Inc.

Subsidiaries abroad ended the first three months of 2006 with a profit of NIS 79 million, compared with a profit of NIS 47 million in the same period last year (on the basis of their foreign currency statements of profit and loss, translated to shekels according to the exchange rate on the report date).

The contribution of subsidiaries abroad to the Bank's net operating profit amounted to NIS 123 million in the first three months of 2006, compared with NIS 10 million in the same period last year. The main difference in the contribution between the periods is the influence of the changes in the exchange rates of the shekel against the various currencies. The Bank's investment in subsidiaries abroad on March 31, 2006, totaled about NIS 3.3 billion.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - mainly engaged in the provision of private banking services to international customers.

Hapoalim Switzerland's net profit, according to its financial statements, totaled 12 million Swiss Francs in the first three months of 2006, compared with 7.7 million Swiss Francs in the same period last year.

Hapoalim Switzerland's contribution to the Bank's net operating profits totaled NIS 58 million, compared with a negative contribution of NIS 15 million in the same period last year, which resulted from the effect of the depreciation of the shekel against the Swiss Franc. The Bank's investment in Hapoalim Switzerland on March 31, 2006, totaled NIS 1.0 billion.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans to Israeli customers.

Hapoalim Luxembourg contributed NIS 2 million to the Bank's net operating profit in the first three months of 2006. Hapoalim Luxembourg made no contribution to the Bank's net profit in the same period last year. The Bank's investment in Hapoalim Luxembourg on March 31, 2006, totaled NIS 124 million.

Poalim Asset Management (hereinafter: "PAM") - global asset management companies. The companies develop complex new products for global private banking customers in cooperation with the worldwide Frank Russell Company and with other leading bodies.

PAM's net profit totaled £1 million in the first three months of 2006, compared with £0.8 million in the same period last year.

Taking into consideration the effect of the depreciation of the shekel against the GBP, the contribution of PAM to the Bank's net operating profit totaled NIS 12 million, compared with NIS 5 million in the same period last year.

The Bank's investment in PAM on March 31, 2006, totaled NIS 92 million.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - a commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Cayman's contribution to the Bank's net operating profit amounted to NIS 6 million, compared with NIS 5 million in the same period last year. The Bank's investment in Cayman on March 31, 2006, totaled NIS 247 million.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") - On December 13, 2005, an agreement was signed under which the Bank will acquire 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking (for further details, see the "International Activity" section below).

Hapoalim Securities U.S.A. Inc. - In March 2006, the Bank acquired the company, a Broker-Dealer registered and operating in the United States (for further details, see the "International Activity" section below). The balance of the investment on March 31, 2006, totaled NIS 141 million.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, management and underwriting of security issues, investing in and establishing new companies, management of private investment funds, the development and application of financial instruments, research and valuation studies, economic consulting, mutual fund management, and provident fund management.

Isracard, Europay (Eurocard) Israel, Poalim American Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational roof - the "Isracard Group."

Income from credit cards - The contribution of credit card companies to the Bank's net operating profit totaled NIS 33 million, compared with NIS 25 million in the same period last year, an increase of 32.0%.

In addition, the Isracard Group's contribution to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 269 million, compared with NIS 227 million in the same period last year, an increase of 18.5%, which resulted mainly from an increase in the volume of activity in Israel and in incoming tourism.

In the credit card market, it is possible for several issuers and several clearers to operate in identical credit card brands. In the future, this may also be possible for "Isracard", a brand owned by Isracard Ltd. Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them, to regulate, among other matters, the interaction between them, including the rate of the "Interchange Commission" (the commission paid by clearers of credit card transactions to issuers of credit cards).

Such agreements may require the approval of the Antitrust Tribunal, or an exemption from the Antitrust Commissioner (hereafter: the "Commissioner"). The Commissioner's position, as clarified to the Bank and to the credit card companies Europay (Eurocard) Israel Ltd. and Isracard Ltd., is that the Commissioner will grant exemptions to agreements of this kind, provided that certain rules of conduct (hereafter: the "rules of conduct") are established, including, among other things, a prohibition on discrimination between issuers, a prohibition on discrimination between clearers, a prohibition on ligation between cards for clearing purposes, equalization of Isracard and Mastercard commissions for a certain period, and more. The implementation of the rules of conduct is expected to bring about a change in the operating procedures of the credit card companies in the Bank Group.

In February 2001, Isracard and Poalim American Express received notifications from the Israel Antitrust Authority, stating that the Commissioner was considering the possibility of declaring Isracard to be the holder of a monopoly in the market for clearing Mastercard and Isracard charge cards, and declaring Isracard and Poalim American Express to be holders of a monopoly in the market for clearing American Express charge cards. Based on such a declaration, the Commissioner may issue directives to these companies which may affect their operating procedures.

In the communications between the companies and the Commissioner, it was agreed that the Commissioner would petition the Antitrust Tribunal to issue an agreed decree under Section 50B of the Restrictive Trade Practices Law, 5748-1988, as an alternative to a declaration of a monopoly by the Commissioner. According to the terms of the agreed draft of the decree, the companies will act according to agreed rules, including some of the rules of conduct, and for some of the companies, including gradual reduction of commissions paid by some businesses in respect of transactions in certain cards, as well as a commitment to petition the Antitrust Tribunal to approve the rate of the interchange commission, in the absence of an agreement with the Commissioner as to this rate. In August 2002, the Commissioner asked the Tribunal to approve the decree based on the agreed draft.

However, in May 2005, before the Tribunal had approved the requested decree, the Commissioner declared Isracard a holder of a monopoly in clearing Isracard and Mastercard charge cards, and asked the Tribunal to withdraw his petition to approve the agreed decree. Based on the opinion of legal advisors, the Bank and Isracard believe they have strong arguments against both the Commissioner's request to withdraw his petition to approve the agreed decree and the declaration of the aforesaid monopoly. The Bank and Isracard have submitted their objection to the Commissioner's request to withdraw the petition to approve the agreed decree to the Tribunal. Isracard has appealing to the Tribunal to remove the declaration of the monopoly. At this stage, the Bank and Isracard. cannot assess the outcome of the legal proceedings.

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intends to impose directives on Isracard, under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard has received a draft, are as follows:

- A directive instructing Isracard to allow local clearing of Isracard (the brand owned by Isracard) and Mastercard credit cards by additional clearers, subject to compliance with the license terms specified by the Commissioner.
- A directive instructing Isracard to sign an agreement regarding local clearing of the aforesaid credit cards with other clearers in Israel, under temporary interchange commission terms, as approved by the Antitrust Tribunal for other clearers, and a permanent interchange commission, to be approved, for the clearing of the said cards, and for clearing by Isracard of Visa cards issued by the other clearers.
- A directive instructing Isracard to implement a common technical interface for the performance of local clearing.

The terms stipulated by the Commissioner for the granting of a license to clear Isracard cards include Isracard's right to receive monetary remuneration for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.

Isracard was invited to submit its response to the draft of the directives to the Commissioner, before the directives are issued. Based on the opinion of its legal advisors, Isracard believes it has strong arguments against the issuance of the directives, in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner.

Concurrently, Europay (Eurocard) Israel and Isracard are conducting talks with the other participants in the Israeli credit card market and with the Commissioner, with the aim of reaching an agreement, among other things, regarding the interaction between the participants in clearing the Mastercard and Visa brands in Israel, including the establishment of an interchange commission rate, while applying the rules of conduct, and regarding the cancellation of the aforesaid declaration of Isracard as the holder of a monopoly.

The Bank estimates that any of the following factors: conditions in the credit card market; implementation of the rules of conduct and other rules in the agreed decree submitted for approval by the Tribunal; or conditions of arrangement between Isracard, Europay (Eurocard) Israel and other participants in the credit card market - if such an arrangement is set-up and approved, a reduction in interchange commissions; the equalization of clearing commissions for Isracard cards to those of Mastercard cards; or the declaration of a monopoly, as noted above, and the issue of directives on the basis thereof may lead to a decrease in the income of the Bank Group in the future; however, the Bank cannot assess the extent of this effect.

Poalim Capital Markets ("PCM") - operates a wide range of investment banking services, entrepreneurship, establishment and management of private investment funds including venture capital funds, and investment in capital funds and in knowledge and technology intensive companies. The activity of PCM is managed via two main segments of activity: investment banking activity and the technology sector.

PCM is engaged in initiating, establishing, and managing venture capital funds; investment and management of its own venture capital investments; and investment and participation in the management of other investment funds.

In addition, the Capital Markets Group provides various investment banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes, public and private issues abroad, guidance of companies in Israel and abroad in investments of various kinds, etc. The Capital Markets Group also operates through an equity-basis investee (29.05%), Poalim I.B.I., providing consulting, underwriting, and management services for public offerings in Israel and raising of capital through private issues.

In accordance with the company's strategy of expanding the investment banking services offered to its customers to include international capital markets, Poalim Capital Markets entered into another strategic collaboration, in addition to the existing collaboration with the U.S. investment bank William Blair, with the London-based investment bank Bridgewell Securities Limited (hereafter: "Bridgewell"). Within this collaboration, PCM and Bridgewell offer investment banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public issues abroad, as well as services related to mergers and acquisitions.

Poalim Capital Markets ended the first three months of 2006 with a total profit of NIS 17 million, compared with a profit of NIS 7.0 million in the same period last year.

The contribution of Poalim Capital Markets to the Bank's net profit totaled NIS 16 million in the first three months of 2006, compared with a profit of NIS 9 million in the same period last year. The Bank's investment in Poalim Capital Markets on March 31, 2006, totaled NIS 245 million.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 32 million in the first three months of 2006, compared with NIS 28 million in the same period last year. The Bank Group's investment in equity-basis investee companies on March 31, 2006, totaled NIS 747 million.

Clal Insurance Enterprises Holdings Ltd. - The contribution of Clal Insurance Enterprises Holdings to the Bank's net operating profit in the first three months of 2006 totaled NIS 19 million, compared with NIS 29 million in the same period last year.

The Bank holds 14.2% of the issued capital of Clal Holdings.

The Bank's investment in Clal Insurance Enterprises Holdings on March 31, 2006, totaled NIS 368 million. The market value of the Bank's investment as at that date was NIS 685 million.

With regard to restrictions on holdings in Clal Insurance Enterprises Holdings, see the section on "Capital Market Reform" in the annual financial statements for 2005.

Industrial Buildings Ltd. - In January 2006, the Bank sold its full holdings in Industrial Buildings. The Bank recorded a total net profit of NIS 46 million in respect of this sale, which is included under the item 'net profit from extraordinary transactions after taxes'.

Delek Real Estate Ltd. - In January 2006, the Bank Group acquired 11% of the share capital of Delek Real Estate through a share allocation, for a total of approximately NIS 260 million. Delek Real Estate made a contribution of NIS 3 million to the Bank's net operating profit in the first quarter of 2006. The Bank's investment in the company on March 31, 2006, totaled NIS 260 million. The market value of the investment at that date was NIS 352 million.

Strategic Plan

The Bank operates under a long-term strategic plan, first approved in 2004, and updated towards the end of 2005 based on the business and economic changes that occurred over the year. The objective of the plan is to attain a sustainable annual return on equity of over 15%, similar to that of leading banks in Europe and the United States.

In the short term, the plan's objective for 2006 is to achieve a return on equity of 15% from regular banking activity. The Bank aims to complete its divestment from mutual and provident funds this year, as required under the capital market reform legislation. If this aim is achieved in full, the Bank is likely to achieve an overall return on equity of 25%. In this context, the sale of the mutual fund management activity of PKN to Solomon Mutual Funds was completed at the end of the first quarter. However, should the sale of all or some of these assets be delayed, and/or should the Bank decide to distribute ownership (spin-off) of some of the assets to its shareholders, the overall rate of return on equity for 2006 may be lower.

Under the plan, the Bank will continue to work towards expansion of its operations abroad, with the aim of bringing these activities to approximately 30% of the Bank's overall operations in the future. Towards that purpose, the Bank plans to continue to consider offers and opportunities for full or partial acquisition of corporations and/or activities abroad.

The Bank aims to take part in the globalization of the international banking system. In order for the strategic plan to succeed, the Bank will strive to achieve excellence in the various areas of its activity, particularly in customer service. The expansion overseas is aimed at creating additional growth engines while leveraging the Bank's capabilities in the various areas of banking. The expansion will not detract from Bank Hapoalim's leadership in the Israeli banking system.

In its activity with retail customers, the Bank is working to continue to solidify its leadership in this sector. In 2006, the Bank aims to continue to improve customer service.

The Corporate Area is working to preserve the Bank's leading position with corporate segment customers. Extensive efforts are also invested in projects aimed at improving the quality of the credit portfolio and strengthening the Bank's capabilities in the area of measuring credit risks and managing credit.

In Treasury, the Bank is operating under a plan to increase income by enlarging the volume and scope of activity, while bringing about a controlled, prudent increase of the risk profile in dealing room activity. This plan is based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the operational infrastructures in the dealing rooms and in asset and liability management.

In international activity, the bank will continue on its growth trend this year. This quarter, the Bank completed the acquisition of Hapoalim Securities U.S.A. Inc., which will serve the Bank's international and Israeli customers.

The strategic plan is based, inter alia, on the assumption that the Israeli economy will continue to develop and grow in accordance with Finance Ministry forecasts; the inflation level will be as planned; and the condition of the Israeli and international economy will help bring about the realization of the following assumptions and plans:

A. The condition of corporations and individuals who are customers of the Bank will continue to improve, enabling the Bank to continue to diminish problematic credit and the provision for doubtful debts;

B. The volume of customers' activities in the different segments will increase;

C. The Bank will be able to continue to expand its financial activity, in Israel and globally.

However, it should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from occurring, or may prevent them from occurring in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind depends on the Bank's internal ability to carry out its objectives, as well as on the condition of the global economy, and especially on the political, economic, and security situation in Israel and in the region. The possibility of a slowdown in Israel's growth rate and that of the industrialized countries should be taken into consideration. Various risks threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as oil) in particular, volatility in capital markets, and more.

The consequences and effects of the reform in the Israeli capital market pursuant to the Bachar legislation for the Bank's activity and income is also insufficiently clear, and it is unknown whether they will impede the advancement of the Bank's plans and the attainment of the return targeted by the Bank.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is "forward-looking information".

International Activity

The Bank has made a strategic decision to increase its activity abroad, in order to enhance profitability and diversify risk. This trend is apparent in all areas of international activity, including the raising of deposits, the development of Global Private Banking, mergers and/or acquisitions, participation in international transactions, the floating of issues abroad, the expansion of local activity of the Bank's branches worldwide, and the development of relations with correspondent banks.

The Bank's activity abroad is centered in the area of private banking and in the corporate sector. Activity with the corporate sector includes the granting of credit to local and foreign borrowers, principally by means of loan consortiums with leading banks abroad, granting of credit to borrowers with an affinity to Israel, and investments in bonds. Within the framework of private banking, the Bank provides its high net worth customers abroad with sophisticated and professional services and products, including investment products and global asset management services.

The Bank's international activity encompasses Israel, Europe, the USA, Latin America, Canada, Australia, and Hong Kong, by means of 36 branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The Bank maintains ties with some 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS, Asia, and Latin America.

The Chicago branch closed in early 2006, and its activity was transferred to the New York branch.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The New York branch offers credit to large American companies through loan consortiums with leading banks. The business policy is to participate in financing packages for companies which have a high rating, given by the international rating companies Standard & Poor's or Moody's. In March 2006, approximately 73% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance investments, such as credit derivatives, as well as in backup lines for issuing commercial paper and leasing transactions.

In addition, the New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch.

The New York branch provides FDIC deposit insurance coverage, similar to American banks.

During 2005, preparations began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative to be implemented is the establishment of an MBS (mortgage-backed securities) portfolio. As of March 31, 2006, the Bank had invested a total of $2 billion in MBS.

In 2005, the Bank completed the acquisition of exclusive rights to advise customers and refer them to securitization services provided through issues of commercial paper by two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The aim of the acquisition is to offer securitization services to the Bank's large customers in the United States and in Israel. The first securitization transaction, in the amount of $140 million, was carried out in December 2005.

Hapoalim Securities U.S.A. Inc. (hereafter: the "broker-dealer") -

On August 31, 2005, the Bank signed an agreement for the acquisition of Investec (US) Incorporated, a broker-dealer registered and operating in the United States. The broker-dealer is subject to regulation and rules of the Securities Exchange Commission (SEC) in the United States, the New York Stock Exchange, the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member.

The Bank acquired the broker-dealer, in consideration for approximately $30 million, from its current owner, Investec USA Holding Corp., whose parent company is Investec plc, a company incorporated in the U.K.

Upon completion of the acquisition in March 2006, the acquired company changed its name to Hapoalim Securities U.S.A. Inc. The acquisition is aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers through a corporation that is part of the Bank Group.

Global Private Banking (GPB)

The Bank's Global Private Banking operations provide its high net worth customers abroad with advanced, professional products and services, including investment products and global asset management.

Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. - a banking subsidiary engaged mainly in private banking services offered through three branches - two in Switzerland, in Zurich and Geneva, and one in Luxembourg - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank Inter Maritime Bank, Geneva (hereafter: "Maritime"), which operated in Geneva. The consideration paid by Bank Hapoalim (Switzerland) Ltd. was approximately 102 million Swiss Francs, subject to various adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime's customer assets at various dates specified in the agreement.

On January 1, 2006, Maritime was merged with Bank Hapoalim (Switzerland) Ltd., and ceased to exist as of that date.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg), engaged in financial banking activity in and outside of Luxembourg.

Poalim Asset Management (PAM) - The PAM group of companies in England and Ireland represents a key step in the implementation of the Bank's growth strategy abroad.

PAM companies initiate, select, market, and provide professional support for investment products to Global Private Banking customers worldwide, in cooperation with leading international financial companies such as Russell Permal and Templeton.

Through PAM, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds, hedge funds, and specialty funds. PAM funds manage approximately $2.4 billion in assets.

PAM companies also engage in the development and marketing of other investment products and services, including structured products in accordance with international standards, usually through bonds issued by leading global financial entities. PAM develops advanced global asset management models.

Bank Hapoalim (Cayman) Ltd. (hereafter: "Cayman") - a commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Global Private Banking Center in Tel Aviv - A branch providing services to foreign residents from all over the world, and an integral part of the Global Private Banking network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers. In 2005, the private banking operations of the U.S. branches were consolidated in Miami, and the service and marketing activities were reorganized into desks based on the country of the activity.

U.K. branches - London and Manchester. The business activity of the U.K. branches includes granting of credit to large borrowers by way of loan consortiums with leading banks, dealing room activity, foreign trade, banking services to corporate customers with an affinity to Israel, and private banking services to local customers and foreign residents. The area of private banking and the activity of the dealing room are strategic goals for the development of the U.K. branches in the coming years.

Global Private Banking results for the quarter and for the last three years reflect the successful implementation of the strategy centered on the implementation of an open architecture model through PAM, which brings the Bank's customers the best investment products from the world's leading financial bodies while providing the highest level of professional support.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") **-**
On December 13, 2005, an agreement was signed under which the Bank, through Tarshish Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary, will acquire 57.55% of the means of control of C Kredi Ve Kalkinma Bankasi Anonim Sirketi (on January 1, 2006, the acquired bank changed its name to Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif")), a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The owner of full control of Bank Pozitif is C Faktoring Anonim Sirketi, a company incorporated and operating in Turkey. The acquisition will be carried out via an investment in the company's equity, currently at $66 million, against an allocation of shares. The Bank's investment, calculated based on shareholders' equity plus a 1.7% premium, is expected to stand at $113-120 million, subject to adjustments to be carried out at the date of completion of the transaction. Through its investment in Bank Pozitif, the Bank intends to develop activity in the area of retail banking in Turkey, in addition to its current areas of activity.

Under the agreement, concurrent with the acquisition by the Bank, RP Explorer Master Fund, a company registered in the Cayman Islands (hereafter: "RP"), will acquire 7.45% of the means of control of Bank Pozitif, in consideration for an investment of $15 million, against an allocation of shares. RP was granted the right to purchase some of the Bank's holdings in means of control of Bank Pozitif within twelve months of completion of the transaction, against an amount not to exceed an additional $15 million, provided that after the purchase the Bank will retain no less than 50.1% of the means of control of Bank Pozitif. This right granted to RP is transferable to third parties.

If for some reason RP does not complete the transaction, such that it is not an owner of any means of control in Bank Pozitif, the Bank will be entitled to enlarge its holding in Bank Pozitif proportionally in its place. The parties also established a mechanism for compensation to be paid by the parties to RP should the latter be prevented from carrying out its investment in Bank Pozitif, all according to the terms stipulated in the agreement.

Concurrent with the acquisition agreement, an agreement was signed between the parties regulating their relationship as shareholders of Bank Pozitif starting at the date of completion of the transaction. The Bank, as controlling shareholder of Bank Pozitif, will appoint a majority of board members, while other shareholders will have the right to appoint board members in proportion to the rate of their holding in Bank Pozitif. Among other things, the agreement grants the parties the right of first refusal in sales of shares, participation rights and participation in the sale of shares, and various rights related to a possible issue of Bank Pozitif shares, all according to the terms stipulated in the agreement.

The parties will attempt to complete the transaction within several months from the signing of the agreement. Completion of the transaction is contingent upon the fulfillment of various prerequisites, primarily the receipt of required approvals from the relevant authorities in Israel and in Turkey, including approvals from the Supervisor of Banks in each country.

Signature Bank - Subsequent to a resolution passed by the Bank's Board of Directors to sell the Bank's entire holdings in Signature Bank through the publication of a sale offer to the public in the United States, the majority of the Bank's holdings in Signature Bank were sold on March 31, 2005. As a result of the sale, the Bank ceased consolidating the financial statements of Signature Bank as of the end of the first quarter of 2005. (Profit and loss data for Signature Bank were included in the statement of profit and loss for the first quarter of 2005 only, since the sale was carried out at the quarter's end).

In April 2005, an additional quantity of shares of Signature Bank was sold. Following these sales, the Bank held 5.7% of the share capital of Signature Bank. In January 2006, an additional quantity of shares of Signature Bank was sold, following which the Bank holds 4.8% of the share capital of Signature Bank.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	March 31 2006	December 31 2005
	USD millions	
Assets		
Cash on hand and deposits with banks	**8,238**	6,970
Securities	**4,364**	3,373
Credit to the public	**4,244**	4,325
Credit to governments	**3**	3
Building and equipment	**54**	23
Other assets	**353**	328
Total assets	**17,256**	15,022
Liabilities and capital		
Deposits from the public	**12,246**	9,765
Deposits from banks	**1,787**	2,105
Deposits from the government	**13**	-
Bonds and subordinated notes	**1,281**	1,455
Other liabilities	**634**	432
Total liabilities	**15,961**	13,757
Capital means**	**1,295**	1,265
Total liabilities and capital	**17,256**	15,022

* Data as prepared for inclusion in the note on operating segments.

** Includes calculated capital for the branches which are not subsidiaries in the amount of $574 million (31.12.05: $561 million).The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*

	For the three months ended March 31	
	2006	2005
	USD millions	
Profit from financing activities before provision for doubtful debts	**47**	58
Provisions for doubtful debts	**-**	1
Profit from financing activities after provision for doubtful debts	**47**	59
Operating and other income	**32**	25
Operating and other expenses	**40**	47
Operating profit before taxes	**39**	37
Provision for taxes**	**17**	16
Operating profit after taxes	**22**	21
Minority interests' share in profits of consolidated companies	**-**	(3)
Net profit	**22**	18

* Data as prepared for inclusion in the note on operating segments.
** Includes provisions for additional taxes in Israel.

C. Customers' Assets*

	March 31 2006	December 31 2005
	USD millions	
Total	**8,444**	8,412

* Excluding balance sheet deposit balances.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main principles of which are outlined in Note 2 to the Financial Statements as at December 31, 2005. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the estimates and evaluations, as noted above, involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations, in which changes may have a material effect on the financial results presented in the financial statements, are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and assumptions that were used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' report on the financial statements as at December 31, 2005.

Liquidity and Policies for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.5% at the beginning of 2006, was raised to 5% at the end of March 2006.

The volume of term deposit tenders decreased in the first quarter of the year, from NIS 11 billion at the beginning of January 2006 to NIS 3.5 billion at the beginning of April 2006.

The Bank of Israel increased issues of short-term notes by approximately NIS 3 billion during the quarter.

As of February 21, 2006, banks' business hours were extended, as was the activity of the monetary department at the Bank of Israel, to 6:30 PM.

Unlinked shekel sources raised from the Bank's customers totaled NIS 82.1 billion at the end of March 2006, a decrease of NIS 1.1 billion compared with the end of 2005.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 21.1 billion at the end of March 2006, compared with NIS 21.3 billion at the end of 2005.

Unlinked deposits decreased to NIS 60.7 billion at the end of March 2006, a decrease of NIS 0.8 billion compared with the end of 2005.

Unlinked saving plans decreased, and reached NIS 0.3 billion at the end of March 2006, compared with NIS 0.4 billion at the end of 2005.

CPI-linked sources accrued in saving plans and deposits with the Bank decreased, totaling NIS 30.6 billion at the end of March 2006, compared with NIS 30.9 billion at the end of 2005.

Foreign currency-linked sources, which mainly derive from foreign currency-linked saving plans and deposits, totaled NIS 2.2 billion at the end of March 2006, compared with NIS 2.1 billion at the end of 2005.

Foreign currency sources raised by the Bank from customers in Israel and abroad increased during the first three months of 2006 and totaled $20.3 billion at the end of March 2006, compared with $18.8 billion at the end of 2005.

Risk Management Policy

The Bank's activity is accompanied by financial risks - credit risk, which represents the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement, market risks deriving from exposure to exchange rates, interest rates, and inflation, and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. The Bank manages these risks by assigning responsibility to designated members of the Board of Management. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks was Mr. A. Harel until April 30, 2006. Legal risk is managed by the Chief Legal Advisor, Adv. I. Mazur.

Operational risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business (risk to reputation, competitive risk, regulatory and legislative risk, economic conditions, and political and security-related risk).

The Supervisor of Banks has stipulated directives concerning risk management in Proper Conduct of Banking Business Directives 319, 339, and 342. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of the management of risks by the Board of Directors of the banking corporation, the management of risks by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks.

The Bank operates a Risk Management Area, headed by Mr. Y. Yarom. The Area's principal activities include control and assessment of credit risk, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank Group and a risk management policy architecture compatible with the Group's goals and the directives of Basle II and the local regulator.

The Basle II Accord is a set of new directives published during the years 2004 and 2005 by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, inter alia, to establish capital adequacy requirements in relation to the level of credit and market risks and operational risks, to attain a broad system of risk identification, evaluation, management, and control, and to expand reporting to the public on the subject.

The Board of Management of the Bank views the implementation of the international standard detailed above as an important goal for the coming years. The Bank has charged the Risk Management Area with the responsibility for examining the implications and deciding on the ways to implement the directives of Basle II as well as the directives of the Supervisor of Banks in Israel in this area, which are expected to be published.

As part of this preparation, in 2005, the Bank carried out mapping of gaps in relation to the Basle II recommendations and updated its long-term work plans in order to remedy such gaps, subject to changes that may be required when the Supervisor of Banks' directives on this matter are released, and subject to budgetary considerations.

Credit Risks

The Bank's policy is based on distribution of the credit portfolio and controlled management of risks. Risk distribution is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on the assessment of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes the overall credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector; limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level; and limits on maximum exposure to a group of borrowers. Any exception from these limits is reported to and approved by the Board of Directors.

Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the time range and expenses necessary for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing directly with customers is assigned to one official, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems that are available to them. A credit decision support system for private customers has been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing Bank customers' transactions involving derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

On October 26, 2004, the Supervisor of Banks sent out a draft of a document entitled "Credit Ratings of Companies, Banks, and States", which is the first of a series of supervisory actions aimed at eventually implementing a capital adequacy system in Israel, in line with the principles established on this matter by the Basle Committee, in the "Basle II" document.

The Construction and Real Estate Sector

The Bank's Board of Directors has established a specific policy delineating the main criteria for financing borrowers in this sector, with reference to sub-sectors such as residential construction, commercial construction, office construction, and industrial construction. The Bank monitors activity in the different fields within the sector and examines supply and demand over a range of several years, by geographical distribution and by sub-sectors. For the purposes of financing in this sector, specific analysis and monitoring tools are used which help the Bank in the decision-making process regarding financial involvement in various projects. A substantial part of construction financing is carried out through construction loans. This method of financing is intended to facilitate the control and monitoring of the pace of project financing commensurate with progress in construction, with the help of external construction supervisors.

After years of sharp decline in the construction sector, activity in this sector is stabilizing, although the number of residential housing starts is low relative to the past. The decline continues in non-residential construction (commercial, industrial, and public buildings), whereas an increase is apparent in infrastructures. There was no significant change in the volume of problematic debts of this sector in the Bank in the first quarter of 2006.

Financing of Cores of Control and Share Packages

This area of activity includes credit granted, for which collateral consists primarily of the acquired shares. In transactions of this type, the planned source of the repayment derives from the purchaser's expected cash flow from the company acquired and/or from the sale of the shares acquired.

A policy that includes detailed criteria for the approval of new applications for financing of cores of control and share packages was approved by the Board of Directors of the Bank for 2006 as well. Economic developments in the financial markets influence the value of these shares. The Bank monitors the market value of shares traded on the stock exchange that serve as collateral for the Bank, and adjusts its valuation of the acquired company on the basis of its expected cash flow. The Board of Directors of the Bank receives quarterly reports on the Bank's credit position in this regard.

The Credit Risk Management Unit

The Credit Risk Management Unit reports to the Head of Risk Management at the Bank, and is included in the Risk Management Area.

The Unit's role is to formulate risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, control, and management methodologies, and promoting credit risk assessments in anticipation of the implementation of "Basle II".

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and examines the reliability of borrowers' credit rating.

The Bank is implementing measures to improve supervision, control, and monitoring, and to identify high-risk borrowers as early as possible, through the use of monitoring and control tools at different managerial levels within the Bank. In accordance with these procedures, problematic debts are assigned classifications determined by the Supervisor of Banks.

Set out below are the developments in problematic debts[1], according to the classifications determined by the Supervisor of Banks:

	March 31		December 31
	2006	2005	2005
	NIS millions		
Non-income-bearing	**5,278**	5,896	5,639
Restructured[2][b]	**785**	1,170	1,473
Designated for restructuring[3][b]	**1,696**	733	1,479
In temporary arrears	**1,160**	1,005	1,147
Under special supervision[a][b]	**9,851**	12,380	9,319
Total balance-sheet credit to problematic borrowers[1]	**18,770**	21,184	19,057
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**1,813**	2,330	1,850
Bonds of problematic borrowers	**124**	203	294
Other assets in respect of derivative instruments of problematic borrowers	**2**	31	3
Overall credit risk in respect of problematic borrowers[1]	**20,709**	23,748	21,204
Assets received in respect of discharged credit	**80**	104	76
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**459**	460	417
(b) Of which: debts for which a specific provision exists[4]	**5,802**	6,024	5,831

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limiting indebtedness of a borrower and of borrower groups.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with extent of arrears exists.
(5) As calculated for the purpose of limiting indebtedness of a borrower and of borrower groups, except in respect of guarantees provided by a borrower for the purpose of securing the indebtedness of a third party.

The Bank supervises and monitors problematic borrowers more closely and endeavors to reduce its exposure to credit risk in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Management of Market and Liquidity Risks

Market risks arise from the Bank's exposure to exogenous price changes in the financial markets in which it operates, such as changes in interest rates, exchange rates, share prices, and commodity prices. In practice, the Bank is mainly exposed to changes in interest rates (interest-rate exposure), exchange rates (currency exposure), and inflation (linkage base exposure). In addition, liquidity risk arises from uncertainty with regard to the availability of resources.

Market and liquidity risks related to ALM and trading activity are managed based on a global view of the activity of the Bank in Israel and its branches abroad. As of May 1, 2006, this activity is managed under the authority of the member of the Board of Management - Head of Global Treasury.

Exposures are managed by the ALM (asset and liability management) units and dealing rooms in Israel and abroad, which are engaged in financial trading activity. ALM and market and liquidity risk management policy are defined and controlled by a global asset and liability management committee of the Bank's Board of Management. The Bank's Chief Executive Officer heads the committee, while current activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior officials at the Bank. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to currency and interest-rate risks, subject to the directives issued by the Supervisor of Banks. Policy and the establishment of limits are submitted for discussion and approval to the Board of Management, the Business and Budget Committee, or the plenum of the Board of Directors, as relevant.

The Board of Directors' Business and Budget Committee receives periodic reports on risk exposure and on the results of operations, and monitors the implementation of policy that has been approved. These procedures apply to all the types of exposure that are detailed below. In addition to periodic reports, procedures have been defined for reports to the secondary committees or the Board of Management on "trigger events" such as losses exceeding the limit defined in the procedure, or a material exception from procedures.

Identification and assessment of risks, monitoring of limits and reporting are carried out or monitored by a unit that is not under the authority of the Head of Finance, independently of the ongoing analyses and reports performed as part of the operation of the Finance Area. *Implementation of the long-term strategic plan and growth of activity and risk are carried out in* conjunction with the reinforcement of controls.

During the first quarter of 2006, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest-rate risks in the areas of trading alone, and for currency and inflation risks at the Bank Group. The capital required in this respect in March 2006 was NIS 377 million, of which NIS 254 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 123 million were in respect of other subsidiaries.

Market and liquidity risks are managed separately by each banking subsidiary, according to the policies determined by the board of directors of each company, but in line with uniform principles established by the Bank for the management of market and liquidity risks, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.

Periodic reports on market and liquidity risks at subsidiaries are submitted to the Board of Management and the Board of Directors of the Bank, at a suitable frequency based on the risk level.

Liquidity Risk

Liquidity risk in foreign currency and in shekels is also managed and controlled routinely in the various segments of activity, in order to ensure that the Bank can compete effectively in the financial markets even during situations of exceptional demand and supply.

In accordance with the Proper Conduct of Banking Business Directive regarding liquidity management, the Bank uses an internal liquidity risk evaluation model approved by the Board of Management and the Board of Directors, taking into consideration the proven stability of deposits at the Bank over long periods of time. Using the model, future cash flows are forecast based on maturity dates and on different assumptions regarding the turnover and maturities of assets and liabilities, in several scenarios. The liquidity ratio is calculated for each scenario, as required by the Bank of Israel. A minimal level for this ratio is stipulated in procedures, in accordance with an authorization hierarchy. A daily liquidity risk report is generated from an automated asset and liability management (ALM) system, based on the internal model approved by the Board of Directors.

Market Risks in the Overall Activity of the Bank

The Bank's market-risk management policy is aimed at increasing expected returns, while maintaining approved and controlled risk levels. The Bank is exposed principally to risks resulting from exchange rates and interest rates. The Bank differentiates between non-trading exposures created during its routine asset and liability management, and trading exposures resulting from the Bank's activity as a market maker and a trader in financial instruments, and from the Bank's nostro investments in financial assets which are classified as part of the trading portfolio.

The Bank's overall risk level is measured and controlled according to guidelines that include limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is performed for the overall activity in the bank's portfolio, using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance that is predefined at the Bank.

In 2005, the production of reports from a comprehensive and sophisticated automated ALM system began for liquidity and interest rate risks. The system also enables the Bank to estimate its earnings at-risk (the effect of changes in risk factors on future income) under various assumptions.

Methodology for Estimating Total Risk to the Bank

The value at risk (VAR) estimate is calculated using a one-month horizon and a significance level of 99%, according to a historical simulation based on observations over three years, taking into account the correlations between the risk factors. Risk is calculated using an automated market risk management system.

Limitations on the Estimate of Total Risk to the Bank

- The credit risk inherent in assets does not represent a parameter for the calculations that were made, as their purpose was to focus on quantifying the market risks alone.
- The information used for the risk estimates is assembled from various computer systems.
- A small part of the embedded options that were offered to the public under deposits and various savings plans (embedded optionality) were only partially taken into account, on the "delta" basis. Under this method, there could be a departure from the estimates of sensitivity (as noted above), especially in sharp movements in risk factors. Nevertheless, as of the reporting date, practically all options are handled using a full revaluation under various scenarios on the market risk management system.
- Sensitivity to the exchange rate of the shekel was estimated in the scenario of change against other currencies. Scenarios involving movements of the major currencies against one another were not tested, as the main exposure of the Bank to those exchange rates is in its trading activity, whereas in non-trading activities this exposure is immaterial. Scenarios involving movements of the major currencies against one another are taken into account in the overall risk estimate performed using the VAR method.

Exposure to Exchange Rates and Inflation - Linkage Base Risk

Exposure to linkage base risk is defined as the exposure of active financial capital to three linkage segments: unlinked shekel, CPI-linked shekel, and foreign currency and foreign-currency linked. This exposure, balance sheet and off-balance sheet, results from activity at all of the Bank's units, at its branches, and at its Head Office, in Israel and abroad. The Asset and Liabilities Management Division is responsible for managing linkage base exposure and uses a number of tools for this purpose: the determination of base prices (pricing of assets and liabilities), proprietary bond management, and the implementation of off-balance-sheet transactions via the Bank's dealing rooms.

In this respect, the Bank's active financial capital is defined as shareholders' equity plus the general and supplementary provisions for doubtful debts, less investments in subsidiary and affiliated companies (with the exception of wholly-owned subsidiaries abroad and the subsidiaries whose financial management is handled by the Bank), and less fixed assets and other non-monetary assets, net.

The distribution of active financial capital among the different segments is determined periodically according to market conditions and subject to restrictions approved by the Board of Directors. Forecasts and working assumptions regarding anticipated developments in the local and international capital and money markets are among the measures employed in the Bank's linkage base risk management, which is based on the decision to treat financial capital as an unlinked shekel resource.

The Bank's overseas offices generally maintain a balance between assets and liabilities in different currencies, such that their available financial capital is invested in the local currency. Some of the banking subsidiaries abroad are permitted to manage certain financial exposures, limited in time and amount, in accordance with decisions of the local boards of directors.

In addition to the limitations detailed in terms of rates of exposure of financial capital, in order to give effect to the existence of financial instruments having an option element, in the balance sheet, limitations were set for the sensitivity of the Bank's capital (including financial subsidiaries managed by the Bank) to a scenario of change in the shekel/dollar exchange rate.

Following is a summary of the actual sensitivities for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI and in foreign exchange rates (theoretical change in economic value as a result of each scenario)

	As at March 31, 2006	Maximum in the period	Minimum in the the period
Scenario		in NIS millions	
1% change in the CPI	**(88.4)**	(92.2)	(86.6)
3% change in shekel/dollar exchange rate	**(4.6)**	(7.3)	(3.4)

Interest Rate Exposure

The objective of interest rate risk exposure management is to manage interest rate risks deriving from the Bank's total current operations in the different linkage segments, and to take steps to achieve the desired composition of exposures in accordance with assessments concerning market conditions, and subject to exposure limits. For this purpose, gap reports for the segments are reviewed. The duration (average lifetime) of liabilities, assets, and shareholders' equity invested in each segment is reviewed monthly.

Limits are imposed on the sensitivity of the Bank's capital (including financial subsidiaries managed by the Bank) to a scenario of shifts in the shekel, CPI-linked shekel, and dollar interest rate curves. The sensitivity to a 1% parallel shift of the curve should not exceed NIS 500 million in the CPI-linked segment, NIS 500 million in the unlinked shekel segment, and NIS 300 million in the foreign currency and foreign currency linked segment. This limitation also refers to sensitivity derived from the management of the MBS (mortgage-backed securities) portfolio in New York. This activity is conducted under additional specific limitations.

For the purpose of calculating interest rate exposure in the unlinked shekel segment, the Bank considers part of the public's demand deposit balances as a long-term liability (of up to three years). This practice follows an examination of developments in current account balances of the Bank's customers in the past.

Following is a summary of the actual sensitivities for the reporting period:

Sensitivity of the Bank's capital to parallel shifts in interest rate curves (theoretical change in economic value as a result of each scenario)

	As at March 31, 2006	Maximum in the period	Minimum in the the period
Scenario		in NIS millions	
1% shift in CPI-linked interest	**(9.5)**	(19.9)	(9.5)
1% shift in unlinked interest	**(53.3)**	(59.8)	(53.3)
1% shift in foreign currency interest	**(110.5)**	(110.5)	(69.8)

Trade Exposure

Trade exposures result from the Bank's activity as a market maker and from dynamic management of a portfolio of liquid financial assets. Trading policy is aimed at generating a source of income, while taking on exposures within the range of risk permitted for activity, concurrent with the control and monitoring of compliance with procedures. The authorizations for activities and the risk are measured, as relevant, in terms of the volume of activity, sensitivity to risk factors, theoretical loss under various scenarios including extreme scenarios, and in terms of VAR. Risk estimation as well as limit control of trading positions are performed daily. In addition to the specific authorizations for each activity separately, an overall authorization in terms of VAR was established for the Bank's trading activity, in the dealing room and the securities trading portfolio, in the amount of NIS 250 million.

Currency Exposure - Market Making and Trading

In each of the Bank's three dealing rooms, there are spot/forward desks in foreign currency and in shekels. In the Tel Aviv dealing room there is also an options desk in foreign currency and shekels. Trading and market-making activity in currencies and options is conducted subject to various limitations on risk and under an authorization for exposure in shekel/foreign currency not to exceed $150 million. Currency exposure on account of these activities is not included in the limitation on the exposure of financial capital to foreign currency.

Interest Rate Exposures - Trading Positions

The Bank's dealing rooms are also active in interest rate trading exposures, under authorizations from the Board of Management and the Board of Directors, with the objective of maximizing the profit expectation at an approved level of controlled risk.

The dealing room in Tel Aviv manages a trading desk in shekel interest rate instruments, a bond trading desk, and a desk for foreign currency interest rate positions. The desks' activity is subject to risk estimate limits and other restrictions.

Bond Trading Portfolio

Part of the portfolio of government bonds under the management of the Assets and Liabilities Division is classified for trading. The risk in this portfolio is calculated using the VAR model, and is included in the overall authorization for trading activity in Israel.

VAR Estimate of Trading Activity

An internal estimate of the VAR (value at risk) of the Bank's trading activity in Israel, in the dealing rooms and in the securities trading portfolio, is calculated for each type of trading activity and for the overall trading portfolio. This method involves the calculation of an estimate of the maximum theoretical decline in economic value, at a given significance level (99%) and horizon (10 business days).

Risk estimates are calculated using an automated market risk estimate system. This sophisticated system provides pricing models for all the financial instruments traded by the Bank and makes it possible to estimate the overall risk inherent in the Bank's trading portfolio and in the Bank's books at any given time horizon. The risk estimate is produced by the full pricing method and takes into account the correlation between different risk factors.

Following is a summary of the risk estimates for the reporting period:

Scenario	March 31, 2006	Average for the period	Maximum for the period	Minimum for the period
	in NIS millions			
Bond trading	**13.2**	13.5	14.8	12.8
Trading in the dealing room	**6.0**	11.5	17.7	6.0
Total trading in Israel	**19.2**	25.0		

Methodology for Estimating the VAR of Trading at the Bank

The risk is calculated for a horizon of ten business days and at a significance level of 99%, and is the highest of the risk estimates produced by the historical simulation and the Monte Carlo simulation. Under these two methods, a full revaluation of the trading portfolio is made numerous times in order to produce an estimate. Each revaluation is performed under the assumption of a particular future scenario. The scenarios are generated by the system using two different methodologies: the historical simulation assumes that past events, based on observations over the last three years, will recur. In the Monte Carlo simulation, the system creates a population of possible future scenarios according to given statistical parameters, which are estimated based on recent market behavior. Both methods take into account the correlations between the different risk factors.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported to the Board of Management and to the Board of Directors.

Limitations of the Risk Estimate on Trading at the Bank

- The Monte Carlo simulation assumes a normal distribution of risk factors. This assumption does not always apply in reality.
- The historical simulation assumes that the historical behavior of the risk factors will repeat itself in the future, which may not occur.
- It is not possible to forecast a sudden change in a risk factor under either of the two methods.
- With the employment of a 99% significance level, losses that could occur beyond that level are ignored.
- The use of a horizon of ten business days assumes that it is possible to hedge and sell positions within ten business days. During crisis periods, liquidity problems in the market may make it impossible to close or fully hedge positions within such a period of time.
- The risk estimate is calculated based on positions at the end of the business day.

To mitigate the effect of said limitations, stress scenarios are applied in order to examine the potential loss in extreme cases, for all trading activities.

Liquidity Risk

As of the second quarter of 2005, a daily liquidity risk report is generated by the ALM system, based on the internal model approved by the Board of Directors. Concurrently, risk is measured using an LAR (liquidity at risk) estimate model.

Update of Exposure Policy

At the beginning of 2005, the Board of Directors of the Bank approved a long-term business plan, which sets forth a significant, gradual expansion of the areas in which the Finance Area operates, in Israel and abroad. The plan includes entry into new areas of activity, expansion of activities in existing areas, and an update of risk limits and exposure guidelines. The following updates occurred during the first quarter of 2006:

- The procedure concerning the distribution of active financial capital among segments was amended in accordance with the decision to consider such capital as an unlinked shekel resource, as follows: no less than (30%) but no more than 120% of the financial capital shall be invested in the CPI-linked segment; the surplus of assets or liabilities in the foreign currency and/or foreign currency linked segment shall not exceed 20% of the financial capital; the balance, in the unlinked shekel segment, is derived from the decisions made in the other two segments.
- The limit on overall sensitivity of the Bank to a 3% change in the shekel exchange rate was expanded to NIS 100 million. The limit on sensitivity to a change in the Consumer Price Index was cancelled.
- The limits on overall sensitivity of the Bank's activity in the various segments to a parallel 1% shift in interest rate curves were amended to NIS 500 million in the CPI-linked segment, NIS 500 million in the unlinked segment, and NIS 300 million in the foreign currency and foreign currency linked segment, in Israel and abroad combined.
- The limit for trading in asset-backed securities was expanded, and the list of permitted investment assets was expanded, subject to approval by the relevant credit authorities.
- Authorizations for currency trading at the Bank's dealing rooms were expanded, and the New York dealing room was authorized to manage currency exposures through options.

The Dealing Rooms' Activity in Foreign and Local Currency Financial Instruments

The Bank operates under a unique format for providing comprehensive hedging and investment services to its customers via its dealing rooms. The Tel Aviv dealing room supplies customers with services in all financial instruments - foreign and local currency, interest rates, and structured products. In April, market making activity began in futures on "Shahar" bonds and Bank Hapoalim was chosen as one of the market makers in this area. In addition, the process of organizing the activity of market makers in bonds is scheduled for completion in June 2006; this activity will be conducted at the Bank Hapoalim dealing room (the dealing room has already started to quote buy and sell prices to the Bank's major customers). As in bonds, the dealing room is also a market maker in most of the products in which it has activity. As a primary market maker, the Bank is able to offer better service to its customers, while benefiting from the buy-sell margins it quotes to customers.

Political and economic events both in Israel and globally cause volatility in exchange rates and interest rates, which may expose customers to deterioration in their financial results. Customers protect themselves from such exposure by carrying out transactions that protect their cash flow even during exceptional fluctuations in the market. Along with the exposure caused to some customers during the routine course of their business, the market fluctuations also present an opportunity to investors who seek to take advantage of them in order to derive profits.

Derivative transactions with the Bank's customers are conducted in accordance with the credit facility allocated to them by the credit authorities at the Bank, and on the basis of the Bank's internal model that defines the credit exposure inherent in derivative transactions.

In recent years, there has been a steady increase in awareness of the activities offered by the dealing room, on the part of customers seeking hedging transactions as well as investors. This increase has also led to demand for a broader range of products at a higher level of sophistication. In response to these needs, and in order to preserve the Bank's status as a leader and innovator, the dealing room continues to develop unique financial and derivative instruments for its customers in these areas, and provides a considerable portion of the supply in the market. These instruments cover a broad range of needs of the different players in the market. Recently, the emphasis has been on innovative investment programs targeted to private banking customers, and on products for the protection of financing obligations, targeted to the corporate sector. In addition, the experience and expertise accumulated by the dealing room along with its close relationships with leading banks worldwide enable it to tailor products to almost any financial need and any transaction structure (underlying asset, period, and risk profile).

Operational Risk

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition is very broad in nature and covers exposure to a wide range of risks including human errors, embezzlement and fraud, and many other events. The definition includes legal risk, but does not include strategic risk and risk to reputation. This definition was formulated by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters.

The recommendations of the Basle Committee comprehensively address the subject of operational risks. The main principle of the recommendations is overall management and a comprehensive view of risk at all levels of the organization. The objective is to impose an additional capital adequacy requirement for operational risk on the banking sector, to attain a broad system of operational risk identification, mapping, assessment, mitigation, and control, and to expand reporting to the public on the subject. The Bank is preparing to implement the requirements of Basle II in stages. The main effort is focused on preparation for compliance with Sound Practice in the management of operational risk management as defined by the Basle Committee.

The responsibility for routine operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department in the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting obligations, taking into consideration the Basle II guidelines.

The following projects and activities are underway at the Bank, as part of the preparations for implementing the Basle II Sound Practice principles, in line with the Bank's policy in this area:

- Analysis of gaps between Sound Practice requirements and the current state of operational risk management, and proposal of a plan to eliminate these differences at the organizational and methodological levels.
- Analysis of the alternatives proposed by the Basle Committee for the calculation of regulatory capital (the Bank of Israel has yet to issue guidelines on this matter).

- Collection of data on actual events of operational damage in the past. The database on this matter was set up at the end of 2002, and one of its intended uses is the analysis of events, trends, and patterns in order to map and assess the operational risk factors to which the Bank is exposed.
- Mapping of operational risks at the Bank and the Bank Group. The process is based on a uniform methodology for identifying, mapping, and assessing risks. The project will gradually come to encompass the key work processes at the Bank and the Bank Group, as well as the institution-wide operational risks.
- Continued implementation of the recommendations of the Embezzlement and Fraud Survey carried out at the Bank and Bank Group during 2003, and an update of new risk areas in response to changing business and technological conditions.
- Activity in the area of information security, as required by law, in order to reduce information security risks.

The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism

The Bank's policy document regarding the prohibition of money laundering, which was ratified in 2002, was reformulated in 2005. The policy guidelines were updated, expressing the commitment of the Bank Group to ensure the strictest compliance with the laws governing the prohibition of money laundering and financing of terrorism, and the directives of the Supervisor of Banks, also taking into account the recommendations of international bodies, and the experience accumulated and conclusions drawn and applied to the Bank Group. The policy document was approved by the Board of Management and by the Board of Directors.

Systems for identification and location of customers and accounts that constitute money laundering risks were put into operation at the Bank and at the banks and credit card companies within the Bank Group. The systems use administrative information combined with areas of activity, characteristics of activity, and monetary volumes.

The Bank also completed the update of its procedures and control systems in accordance with the directives of the Prohibition of the Financing of Terrorism Law and the amendments to Proper Conduct of Banking Business Directive No. 411, which were published and took effect in 2005. In accordance with the Prohibition of the Financing of Terrorism Law, a system was put into operation to locate and identify individuals and organizations on the State of Israel's list of prohibited associations. Upon operation of the system, a scan of customer information in the administrative files of banks within the Group was performed.

Note that the directives of the Prohibition of Financing of Terrorism Law apply to terrorist organizations and terrorist operatives declared as such by the agencies responsible for handling this law, as well as to organizations and operatives not declared as such, including organizations that are not an affiliated group of people.

As of the date of approval of the financial statements, the regulations required under the Prohibition of Financing of Terrorism Law to determine the manner in which terrorist organizations and operatives are to be declared as such have not been put in place.

Furthermore, since the law, as noted, also applies to corporations, non-affiliated groups, and individuals that have not been declared to be connected with terrorist acts, the Bank doubts whether it can fulfill the task with which it has been charged, in the absence of tools that could be used to identify terrorist organizations and operatives that have not been declared as such by government agencies.

The Bank has alerted the Minister of Justice, the Attorney General, and the Supervisor of Banks to the aforesaid difficulties in the implementation of the law. The Minister of Justice's response dated August 3, 2005, stated, inter alia, that, "offences under Sections 9 and 10 of the law are offences requiring criminal intent... Therefore, in the absence of the foundations of criminal intent, criminal liability shall not be imposed under these Sections".

In this context, following a reassessment of the Bank's business relationships with Palestinian and Arab banks operating in the Palestinian Authority, in accordance with agreements previously made with these banks, on April 5, 2006, the Bank notified the banks of the cessation of its business relationships with them. The cessation has been carried out in part, while part will be carried out in July 2006. Before implementation, the relevant State authorities were notified of the cessation.

The Anti-Money Laundering Department is continuing and expanding its initiatives and activities in the areas of training and absorption, applying the conclusions drawn from events in Israel and elsewhere. Concurrently, the number of reports handled by the Unit increased substantially.

The training process at the branches was completed, and knowledge and proficiency tests are administered to employees and managers each year. Training activities for employees and managers continued at Head Office units. In light of the application of the policy at the Group level, the Anti-Money Laundering Supervisor is working to ensure the implementation of the policy throughout the Bank Group, in Israel and abroad.

Due to the expansion of the Unit's responsibilities and the increase in its assignments, its staff was enlarged, and existing positions were augmented. In addition, the appointment of senior employees as compliance and money laundering prevention officers was completed at all Bank branches, regional administrations, and at the headquarters of Retail Banking, the Corporate Area, and the Global Private Banking Area, in Israel and abroad.

During the first quarter of 2006, development of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. Information systems regarding customers with public exposure were added, and a system was set up to scan names against international lists of entities and individuals that pose a risk in relation to the prohibition on money laundering and financing of terrorism.

Training and absorption activities continued with regard to legal provisions, with an emphasis on international banking activity.

The Anti-Money Laundering Supervisor and staff are continuing their initiatives in the area of developing control tools to identify, examine, and report to the Israel Money Laundering Prohibition Authority on unusual activities in accounts and on transactions by walk-in customers.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents a new and important phase in adherence to and compliance with consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer is required under the general framework of risk management in a banking corporation. The Officer's role includes assisting management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations in the area of consumer protection directives and improvement of the infrastructures survey. Monitoring is done in conjunction with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation and tax directives are monitored, as they pertain to consumer protection directives.

Main activities in the first quarter of 2006:

In the area of training, planned visits to branches and Regional Managements were made in order to further the absorption of consumer protection directives. A new training kit was distributed, for the use of branch compliance officers. The kit should contribute to absorption of the consumer protection directives and to improvement of the control processes on subjects related to consumer protection directives.

Seminars were held for compliance officers. In addition, compliance officers at the branches completed control processes concerning matters related to consumer protection directives.

In the area of IT, work continued on newly approved projects that will serve as support tools for control of compliance with consumer protection directives. These tools will service the Unit, subsidiaries, and auxiliary corporations in the Group.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, inter alia, the Banking Ordinance, 1941, the Bank of Israel Law, 5714-1954, the Banking (Licensing) Law, 5741-1981, and the Banking (Service to Customers) Law, 5741-1981), as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by governmental agencies, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at a specified rate; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competitive Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "risk of a loss due to the inability to enforce an agreement by legal actions".

Legal risks handled by the bank as part of the plan formulated, as described below, include the following: risks resulting from legislation, regulations, rulings, and directives of government agencies; risks resulting from actions not backed by adequate agreements or taken without legal advice; and risks resulting from legal proceedings. It is the responsibility of the Head of Legal Risk to minimize and manage such risks.

In 2003, a legal risk plan was prepared at the Bank. The plan includes a document on policy and the interface between legal counsel and Bank units, and addresses legal risk management at the various units of the Bank. A separate policy document was prepared for subsidiaries in Israel and abroad, and each company was asked to prepare an individual risk management document appropriate to that company and its activity, based on the guidelines of the aforesaid policy document.

The plan emphasizes the following points:

- Identifying and handling areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to companies in Israel and abroad, the plan delineates a general risk management policy which each company must adapt to its circumstances and operations; also required of these companies are mechanisms for reporting to the Head of Legal Risk.

In 2004, the preparation of most of the individual procedures of subsidiaries in Israel and abroad was concluded, and the Bank began receiving reports from some of the companies. The Bank also began to take steps towards implementation of the policy documents that comprise the legal risk management plan; in addition, development of legal risk management software began.

Capital Market Activity

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:

The Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Capital Market (Legislative Amendments), 5765-2005 (hereafter: the "Law for Increasing Competition");

The Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005;

The Supervision of Financial Services (Provident Funds) Law, 5765-2005.

In addition, the Joint Investments Trust (Distribution Commissions) Regulations, 5766-2006, and the Supervision of Financial Services (Provident Funds) (Distribution Commissions) Regulations, 5766-2006, were published on February 26, 2006.

The legislation passed has wide-ranging implications for many and varied acts of legislation. The provisions of these three laws (hereafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, with reference to the position statements made by the various competent authorities and by the courts.

For further details regarding the reform in the capital market, see Note 31 to the financial statements as at December 31, 2005.

Securities

The Bank Group's capital market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; custodial services in securities; research and consulting services for customers on the capital market; management and operation of mutual funds; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specialize and engage in a specified field.

Among other things, the Bank operates through subsidiaries engaged in the management of investment portfolios in securities and financial assets, for private customers, corporations, non-profit associations, and institutions, and which also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the "Maof" Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members. During the first quarter of 2006, the board of directors of the Tel Aviv Stock Exchange approved Bank Massad and Bank Yahav as members of the TASE Clearing House, for a six-month trial period.

The average daily turnover of shares and convertible securities (including off-exchange transactions) totaled NIS 1,438 million in the first quarter of 2006, an increase of 50% compared with the first quarter of 2005. The average daily turnover of bonds totaled NIS 1,339 million in the first quarter of 2006, a decrease of 2.5% compared with the first quarter of 2005.

Mutual Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in mutual fund management companies within four years of the publication of the aforesaid law. On March 31, 2006, the Bank completed the sale of the entire activity of Poalim Mutual Funds Ltd. (PKN). (For further details regarding the sale, see Note 7 to the condensed financial statements.)
On March 28, 2006, the sale of the mutual funds management rights ofYahav Massad Mutual Funds Ltd. was completed, in consideration for a total of NIS 56 million. Net profit from the sale totaled NIS 33 million.
The Bank Group's mutual fund activity is conducted by the companies: Lahak - Mutual Funds Management Ltd. and Otsarit - Mutual Funds Management Co. Ltd. In the past, the Bank Group also operated through Poalim Mutual Funds Ltd. and Yahav Massad Mutual Funds Ltd., until the sale of their mutual funds, as noted above. The volume of assets on March 31, 2006, totaled NIS 17.3 billion, compared with NIS 37.6 billion at the end of 2005.

The following are details regarding the Bank's remaining holdings and investments in the area of mutual funds:
Lahak - Mutual Funds Management Ltd. (hereafter: "Lahak") - manages mutual funds with assets totaling NIS 16.7 billion on March 31, 2006, compared with NIS 18.1 billion at the end of 2005.
Otsarit - Mutual Funds Management Co. Ltd. (hereafter: "Otsarit") - manages mutual funds with assets totaling NIS 615 million on March 31, 2006, compared with NIS 647 million at the end of 2005.
On January 5, 2006, Otsarit reached an agreement in principle with Gaon Mutual Funds Management Ltd., a company under the control of Gaon Investment House Ltd. (hereafter: "Gaon"), for the sale of its entire mutual fund management activity to Gaon in consideration for a total of NIS 26 million, subject to adjustments to the asset value at the date of completion of the transaction.
The aforesaid agreement in principle is subject, among other things, to the receipt of approval by the authorized organizations of both parties, and to the signing of a detailed sale agreement, which will be subject to receipt of the required regulatory approvals.
Otsarit's net profit from the sale is expected to total approximately NIS 15 million.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, and safekeeping and account management services.

Peilim - Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local customers and foreign customers in the Israeli capital market and in capital markets worldwide.
On March 31, 2006, the company managed portfolios at a monetary value of NIS 7.2 billion, compared with NIS 6.9 billion at the end of 2005.

Under the Law for Increased Competition and Reduced Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005, Peilim will be required to stop providing investment portfolio management services to institutional investors (trust funds, provident funds, and insurers with investments credited to insured clients).

Provident, Advanced Study, Severance Pay, and Sick Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years from the law's publication (for details regarding the reform in the capital market, see Note 31 to the financial statements as at December 31, 2005).

On April 4, 2006, an agreement was signed for the sale of Amir Keren Gmulim Ltd., which holds provident funds. The sale is contingent upon the receipt of permits and approvals, including a permit from the Governor of the Bank of Israel and approval by the Antitrust Commissioner.

The Bank's expected net profit from this sale amounts to approximately NIS 3 million.

The following are details of the Bank's remaining holdings and activity in the area of provident funds:

Provident funds are a supplementary form of pension saving for the majority of salaried employees, the main basis for the pension arrangements of the self-employed, and a form of financial saving for all savers in the market. Provident funds combine tax benefits with a wide range of saving possibilities. The funds are financial institutions and institutional investors, and are important elements in the Israeli capital market, in terms of their actual activities as well as their weight in the financial asset portfolio of the public.

The provident funds managed by the Bank Group include pension-saving and severance pay funds, advanced study funds, and central funds for severance pay and paid sick leave. Despite the significant differences between these entities in terms of saving and accrual criteria and rates of return, they are often referred to without differentiation. This is because provident funds serve as a medium and long-term saving package that offers tax benefits for deposits and investment earnings.

The Bank Group is the leading institution in Israel in terms of the asset volume of the provident funds under its management, the number of members' accounts, and the variety of funds offered. The value of the assets of the provident funds managed by the Bank Group reached NIS 97.2 billion at the end of the first quarter of 2006, compared with NIS 96.1 billion at the end of 2005, an increase of 1.1%.

The following are details of the provident funds managed by the Bank:

The Bank operates and provides services to 71 provident funds, including 35 pension saving and severance pay funds, 22 advanced study funds, 12 central severance pay funds, and two central sick leave funds.

51 provident funds are intended for all members, while 20 funds are sectorial funds or factory funds operated for members in unique sectors.

24 provident funds are bank funds, under the Bank's partial or full ownership.

15 managed provident funds are companies or plans managed by management companies controlled by other entities.

32 provident funds are owned and managed by private investment houses. The Bank provides these funds with operational services and manages the provident fund account system for the management company, including the management of members' accounts for the fund, preparation of information given to members, and delivery of the information to members. In addition, Bank branches are used as customer service centers for members, in return for part of the management fees charged by these funds.

The asset value of the provident funds managed by the Bank reached NIS 65.9 billion at the end of the first quarter of 2006, for some two million member accounts, compared with NIS 65.7 billion at the end of 2005.

Provident funds managed by the Bank, excluding funds with guaranteed yield, bore a cumulative weighted real return of 1.5% in the first quarter of 2006.

"Gadish" is the largest provident fund in Israel, whose asset value at the end of March 2006 amounted to NIS 20.6 billion, with approximately 695,000 member accounts. The real return of the Gadish fund was 1.4% in the first quarter of 2006, compared with returns of 3.1% in the same quarter in 2005 and 9.9% in the whole of 2005.

In provident funds with guaranteed yields, members received a profit rate in accordance with the guaranteed real yield in the first quarter of 2006.

In accordance with the legal arrangement that applies to provident funds, deposits made starting in 2006 to pension-saving accounts with a self-employed status cannot be withdrawn after 15 years have elapsed from the date of the first deposit in the account, as was the case in the past; instead, withdrawal is only possible starting at the age of 60. Data for the first quarter of 2006 indicate that this provision has led to a decrease, or possibly the elimination, of new deposits in Young Member accounts, which were originally intended for savings to be withdrawn after 15 years.

Provident funds of Bank Otsar Hahayal:

The value of the assets of the provident funds and the advanced study funds managed by Bank Otsar Hahayal reached NIS 5.5 billion at the end of the first quarter of 2006, compared with NIS 5.4 billion at the end of 2005.

In January 2006, Bank Otsar Hahayal reached an agreement with the insurance company Ayalon to sell the provident funds "Bitachon", "Bitzaron" and "Shiryon", and a central severance pay fund, whose asset volume at the end of 2005 was NIS 1.1 billion, in consideration for a total of approximately NIS 39 million. The final amount will be determined on the date of signing of the agreement. Net profit is expected to total NIS 23 million.

Provident funds of Bank Massad:

Bank Massad manages the provident fund "Daphna", whose asset volume reached NIS 2.2 billion at the end of the first quarter of 2006, similar to the volume at the end of 2005.

Bank Massad also provides operational services to six provident funds and three advanced study funds, whose volume of assets reached NIS 2.6 billion at the end of the first quarter of 2006, compared with NIS 2.5 billion at the end of 2005.

Provident funds of Bank Yahav for Government Employees Ltd.:

The value of the assets of the provident funds and the advanced study funds managed by Bank Yahav reached NIS 21.0 billion at the end of the first quarter of 2006, similar to the balance at the end of 2005.

The Bank is examining the various options likely to be available to it for the implementation of the provisions of the new legislation and divestment from all its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the companies that manage the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.

In the Bank's opinion, even after the sale of the rights related to the management of PKN funds, as described in Note 7 to the condensed financial statements as at March 31, 2006, it is still possible that the implementation of the provisions of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse effect on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, as many uncertainties exist, with regard to the following matters, among others:

The ways in which the Bank may choose to divest itself from the balance of the assets from which it is required to divest under the provisions of the new legislation, and the financial consequences of each of the options chosen; the timing of such divestment; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the volume of commissions which the Bank may collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell life insurance products.

The Bank Group's income from provident fund management fees totaled NIS 108 million in January-March 2006, compared with NIS 98 million in the same period last year, and NIS 368 million in the whole of 2005.

The Bank Group's income from mutual fund management fees totaled NIS 127 million in January-March 2006, compared with NIS 111 million in the same period last year, and NIS 499 million in the whole of 2005.

See Note 3 to the condensed Financial Statements and the Auditors' Review Report.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion. In addition to these activities, in 2004 the Bank launched its flagship community project, "Read & Succeed", which continued in 2005 and 2006 as well.

The Bank's community involvement focuses on work with children and adolescents, with the aim of advancing the future generation.

The Bank Group's involvement in the community is expressed in several diverse areas of activity and projects:

- "Poalim for the Community" Foundation - contributes to a wide range of organizations that support the needy.
- "Read & Succeed" - in addition to the Bank's ongoing community activities, the flagship project "Read & Succeed" was launched in 2004, to encourage reading by children and adolescents and to increase public awareness in this area. The project continued in 2005 and 2006.
- "Poalim Volunteers" - extensive volunteer activities by Bank employees, encouraged by Bank management, on both an organized and an independent basis.
- Community-oriented sponsorships - funding social activities through community-oriented sponsorships.
- Donations of computers and equipments - each year the Bank donates computers and equipment to educational institutions, health care institutions, and various associations.
- The "Cozy Corner" project - for the well-being of parents staying with hospitalized children.
- Special community projects - on Jewish holidays and special occasions, Bank Hapoalim participates in activities for the community.
- Collaboration with the "Matan - Your Way to Give" Foundation - the Bank's employees and managers take an active part in activities through "Matan - Your Way to Give," which raises donations from employees for a variety of community projects.

Through these areas of activity, and through the various projects promoted by the Bank Group, the Group's commitment to the community in the first quarter of 2006 was expressed in a financial contribution of approximately NIS 5 million.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In 2005, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening weak populations, and support for educational institutions, culture, welfare, health care, and science. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the development of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and require special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation also contributes to museums throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which "Poalim for the Community" is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - The Bank has taken on the aim of changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Bank decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth, and continued the project in 2005 and 2006. This decision arose from a series of highly troubling data, indicating the 'cultural context' of Israeli children, which will influence their status as adults, and will deeply affect our future society. The "Read & Succeed" project is being carried out with the support of the Ministry of Education, Culture, and Sports, with the aim of raising public awareness.

As a key element of the project, the Bank has purchased tens of thousands of books, while also collecting books at the Bank's branches, for distribution to school libraries throughout Israel. The project also includes a public informational campaign, in which the Bank invites the general public to bring children's books to its branches for donation to libraries. Other activities include meetings between students and well-known children's authors, a nationwide reading quiz game, and a public informational campaign, conducted in collaboration with the Reshet television company, the Children's Channel, and other media, in which familiar figures that are popular among children and adolescents promote changes in reading habits. An additional component of the project is based on Bank employees' participation in volunteer activities related to the project.

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources, Logistics, and Purchasing Areas, the employees' union, the Manager of Community Affairs, regional administrations of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in several areas of Israel are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

Community-oriented sponsorships - The Bank is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health care institutions.

Donations of computers and equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates hundreds of computers and other equipment each year.

In the first quarter of 2006, the Bank donated 611 computers.

"Cozy Corner" project - Bank Hapoalim operated the "Cozy Corner" project, in which hundreds of sofa-beds were placed in children's wards at dozens of hospitals throughout Israel during the second half of 2005. The sofa-beds allow parents to comfortably stay near their children's beds continuously while they are hospitalized. The project continued in the first quarter of 2006.

"Poalim for Culture and Nature in Israel" - At Passover, the Bank decided on a special project in which all Israelis were invited to visit 37 sites and museums throughout Israel free of charge, during the holiday. This project was successfully launched in 2005, and the Bank decided to expand it in 2006.

Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim decided to enable parents and children throughout Israel to travel during the holiday and enjoy a variety of museums and sites all over the country, without the visits causing a heavy financial burden for the families.

"Matan - Your Way to Give" (hereafter: "Matan") - Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation.
Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting weak groups in society and strengthening them. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers," assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Other Matters

The Israel Police conducted an investigation into the "Poalim for You" campaign initiated by the Bank in late 1993, including customers' complaints against the Bank in respect of the provision of advice/recommendations to invest in mutual funds of the Bank in late 1993 and early 1994.

On November 5, 2003, media publications reported that a police investigation was being conducted in connection with an agreement concluded on March 30, 1999, between the Bank and the National Insurance Institute, under which disagreements that had existed between them concerning sums that the Bank had not forwarded to the National Insurance Institute during the 1980s were resolved.
The National Insurance Institute's demand of the Bank in respect to the aforementioned past debts came to NIS 86 million, including penalties and linkage differentials. According to the agreement, the Bank paid the National Insurance Institute the sum of NIS 20 million for full clearance of all claims by the National Insurance Institute for National Insurance premiums through the end of 1994. According to the reports, the police investigation also concerns a payment that the Bank made to a consultant that it had employed for assistance in attaining the aforementioned agreement, at the rate of 10% (plus VAT) of the difference between the National Insurance Institute's demand and the sum stipulated in the agreement.
During the police investigation, a former Member of the Board of Management and Head of Comptrolling was detained for questioning from November 5 to November 11, 2003, and resumed his full duties at the Bank on December 1, 2003. With regard to the agreement of March 30, 1999, the former Director General of the National Insurance Institute, Prof. J. Stessman, stated to the media and to the Knesset Labor and Social Affairs Committee that the agreement had been reached lawfully, after having been examined by the chief legal advisor of the Institute and approved by 15 members of the Institute's management. He claimed that the agreement had also been examined by the State Comptroller and was found to be free of flaws.

In the Bank's opinion, under these circumstances, the foregoing will have no effect on the Bank's financial position or its results of operations.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents.
The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.
As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning.
Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.
In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the results and consequences of the investigation.
After the release of the Bank's annual financial statements for 2005, criticism was published in the media regarding the amount of the overall compensation paid to the Bank's senior executives, as reported in the financial statements. The Israel Securities Authority and the Supervisor of Banks asked the banks to provide them with details regarding the compensation paid.
In its meeting dated April 27, 2006, the Board of Directors of the Bank held a discussion of the compensation plan for the Bank's senior executives and determined that the principles instituted at the Bank from 1998 to the present were approved in a legal manner and served the best interest of the Bank and of all of its shareholders.
However, in view of the public sentiment on this matter, the Board of Directors resolved to establish a committee comprised of Board members, in which all external directors will also participate, to reexamine the compensation system. The Board of Directors emphasized that it is appropriate that the compensation policy for executives should continue to be based on achievements, excellence, and the attainment of business objectives, as has been the practice until now, for the good of the Bank and its shareholders. At the same meeting, Chairman of the Board Mr. Shlomo Nehama, CEO of the Bank Mr. Zvi Ziv, and Chairman of the Board of Isracard and of companies in the Poalim Capital Markets Group, Mr. Dan Dankner, announced that notwithstanding their existing contracts, they agree that the committee may decide that in calculating bonuses, the Bank's profits should be taken into account excluding the substantial profits to be obtained from sales of assets imposed on the Bank as a result of the Bachar Reform (such as the sale of mutual funds, provident funds, and Bank Otsar Hahayal).

On February 20, 2006, Board of Directors member Mr. Israel Makov announced his resignation from the Bank's Board of Directors, effective that day.

An extraordinary general assembly of the Bank's shareholders convened on March 8, 2006. The assembly resolved, inter alia, to approve the election of Ms. Nira Dror as an external director (in accordance with the Companies Law, 5749-1999), and of Ms. Pnina Dvorin as a director of the Bank, and to ratify the change in the period of the insurance policy for liability of directors and officers, including that of Mr. D. Dankner, who is a director and a controlling shareholder of the Bank. The assembly also resolved to approve an amendment and an elucidation to the Bank's articles.

On May 11, 2006, Mr. Imri Tov resigned from the Bank's Board of Directors, at the end of his term of service as an external director.

On April 27, 2006, the Bank's Board of Directors approved the following appointments and changes to the Bank's Board of Management:

- Mr. Yacov Rozen, who serves as a Member of the Board of Management, was appointed to the position of Head of Finance and CFO, effective May 1, 2006.
- Mr. Barry Ben-Zeev was appointed to the position of Member of the Board of Management and Head of Client Asset Management, effective May 1, 2006.
- Mr. Alberto Garfunkel was appointed to the position of Member of the Board of Management and Head of International Activity, effective August 2006.
- Mr. Mario Shushan was appointed to the position of Member of the Board of Management and Global Treasurer, effective May 1, 2006.
- Mr. Doron Klausner was appointed to the position of Member of the Board of Management and Head of the Strategic Management Center, effective May 1, 2006.
- Mr. Ofer Levy was appointed to the position of Member of the Board of Management and Comptroller of the Bank, effective May 1, 2006.
- Ms. Hannah Pri-Zan, who serves as a Member of the Board of Management and Head of Banking Subsidiaries, was promoted to the rank of Senior Deputy Managing Director, effective May 1, 2006.
- Mr. Abraham Harel, who served as a Member of the Board of Management and Head of Finance and Management Information Systems, resigned from this position on April 30, 2006.
- Mr. Isaac Behar, who served as a Member of the Board of Management and Head of Comptrolling, resigned from this position on April 30, 2006.

Further to the information reported in the section on the Bank Group's activity and the business developments in the financial statements as at December 31, 2005, regarding investments in the Bank's share capital, note that on April 23, 2006, Israel Salt Industries Ltd. sold 9,900,000 shares directly, and sold 2,710,940 shares indirectly through its subsidiary Salt Industries Equity Holdings (1988) Ltd., together constituting approximately 1% of the share capital of the Bank, in consideration for NIS 23.27 per share, or a total consideration of NIS 294 million. After carrying out this sale, Salt Industries holds 6.1% of the Bank's capital.

After the aforesaid sale, near the date of publication of the financial statements, the Arison-Dankner Group held 28.0% of the issued and paid-up share capital of the Bank, compared with 29.0% at the end of March 2006.

As part of a private allocation plan of option notes without proceeds, senior executives were allocated non-tradable option notes exercisable into ordinary shares of the Bank. 91,666 options were exercised into ordinary shares on May 7, 2006, in consideration for a total of NIS 677,000. The balance of option notes near the date of publication of the financial statements totals 91,667 option notes.

The issued and paid-up capital of the Bank near the date of publication of the financial statements is NIS 1,260,625,834, divided into 1,260,625,834 ordinary shares of par value NIS 1 each.

On May 24, 2006, the Bank's Board of Directors declared a dividend of NIS 618 million, representing 49% of the issued share capital of the Bank, or 49 agorot per NIS 1 par value share. The Board of Directors further resolved to declare June 5, 2006, as the date of record, June 6, 2006, as the ex-date, and June 20, 2006, as the date of payment.

In early April, following the receipt of approvals from the SEC (Securities Exchange Commission) in the United States, the Bank started implementation of a Level 1 Program in which American Depository Receipt (ADR) securities are issued, through the Bank of New York, which represent shares of the Bank and are traded over-the-counter in the United States.

ADR securities are convertible into the shares of the Bank which they represent, and vice versa - holders of Bank shares may convert them into ADRs representing shares of the Bank, all under the terms of the program.

The Level 1 Program enables American investors, including institutional investors, to invest in the Bank's share capital through the purchase of ADRs. Each ADR unit represents 5 ordinary shares of the Bank traded on the Tel Aviv Stock Exchange Ltd.

Upon implementation of the program, the Reg S GDR's (Global Depositary Receipts), which were listed on the London Stock Exchange in 1999, were converted into Level-1 ADR's and are now traded over-the-counter in the United States only.

The GDR issued under Rule 144A, which was also listed on the London Stock Exchange in 1999, remains unchanged.

On May 11, 2006 Maalot, the Israeli rating agency, announced that they have raised Bank Hapoalim's domestic rating to AAA from AA+.

On May 10, 2006, Moody's Investors Service changed the outlook for Israel's key foreign-currency ratings from stable to positive.

The Board of Directors of the Bank held 12 meetings during the period of January-March 2006.

The various Board of Directors committees held 38 meetings during the period of January-March 2006.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, it has been determined that starting with the interim financial statements dated June 30, 2005, the Chief Executive Officer and the Chief Accounting Officer - Head of Comptrolling of the Bank will each separately sign a declaration regarding "Controls and Procedures Concerning Disclosure", in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act", enacted in the United States (hereafter: the "Disclosure Declaration").

The aforesaid Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives.The controls and procedures regarding disclosure are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.

At this stage, the Disclosure Declaration is not meant to cover the broader aspects of the evaluation of "The Effectiveness of Internal Control of Financial Reporting" established in Section 404, which include, among other things, the planning of a process aimed at providing a reasonable degree of confidence with regard to the evaluation of policy and procedures concerning the accuracy of records, completeness of records, correct authorizations in recording receipts and payments, and prevention and identification of unauthorized actions which may have a material impact on the Bank's financial reporting.

In December 2005, the Supervisor of Banks issued a draft circular regarding this matter, according to which banking corporations must prepare to include in their financial statements, starting in the financial statements for December 31, 2008, a declaration regarding the responsibility of management for the establishment and maintenance of an adequate system and procedures of internal control of financial reporting. Concurrently, auditing accountants of banking corporations will be required to produce an opinion of the evaluation performed by the management of the banking corporation; in preparing the opinion, the accountants will be required to apply the relevant standards to be adopted or published by the PCAOB (Public Company Accounting Oversight Board), all in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accounting Officer - Head of Comptrolling of the Bank, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at March 31, 2006. Based on this assessment, the Chief Executive Officer and the Chief Accounting Officer - Head of Comptrolling have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended March 31, 2006, there was no change in the Bank's internal control over financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Shlomo Nehama	**Zvi Ziv**
Chairman of the Board of Directors	President & Chief Executive Officer

Tel-Aviv, May 24, 2006.

Principal Data of the Bank Hapoalim Group

Reported amounts
(in millions of NIS)

	For the 3 months ending on March 31		Change
	2006	2005	
Profit and Profitability			
Profit from financing activities before provision for doubtful debts	**1,886**	1,795	5.1%
Provision for doubtful debts	**242**	461	(47.5%)
Operating and other income	**1,283**	1,058	21.3%
Operating and other expenses	**1,901**	1,689	12.6%
Operating profit before taxes	**1,026**	703	46.0%
Operating profit after taxes	**604**	387	56.1%
Net profit	**1,177**	924	27.4%

				change compared with	
	31.3.2006	31.3.2005	31.12.2005	31.3.2005	31.12.2005
Balance Sheet – Principal Items					
Total balance sheet	**286,866**	250,664	273,307	14.4%	5.0%
Credit to the public	**185,921**	176,301	185,133	5.5%	0.4%
Securities	**39,409**	25,861	33,813	52.4%	16.6%
Deposits from the public	**226,561**	194,372	213,892	16.6%	5.9%
Debentures and subordinated notes	**20,722**	20,586	21,361	0.7%	(3.0%)
Shareholders' equity	**17,297**	15,877	16,237	8.9%	6.5%

	31.3.2006	31.3.2005	31.12.2005
Principal financial ratios			
Shareholders' equity to total assets	**6.0%**	6.3%	6.0%
Tier 1 capital to total assets	**7.1%**	7.1%	7.0%
Capital to risk assets	**10.4%**	10.8%	10.6%
Credit to the public to total assets	**64.8%**	70.3%	67.7%
Deposits from the public to total assets	**79.0%**	77.5%	78.3%
Operating income to operating expenses	**67.5%**	62.6%	65.3%
Operating expenses to total income	**60.0%**	59.2%	57.6%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.3%**	0.7%	0.4%
Rate of provision for taxes	**41.1%**	45.0%	41.8%
Return of net profit on equity[(a)]	**32.3%**	26.7%	19.0%
Return of net profit on total assets[(a)]	**1.7%**	1.5%	1.1%
Return of operating profit before taxes on equity, net[(a)]	**28.0%**	20.3%	26.2%
Return of operating profit after taxes on equity, net[(a)]	**15.8%**	10.8%	15.3%

(a) Annualized.

	For the three months period ended March 31							
	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6]	**93,146**	**1,528**	**6.72**		82,936	1,212	5.97	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**20,539**	**182**			18,606	385		
Total assets	**113,685**	**1,710**		**6.15**	101,542	1,597		6.44
Liabilities[6]	**(91,676)**	**(752)**	**(3.32)**		(86,493)	(560)	(2.62)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(15,409)**	**(133)**			(13,102)	*(252)		
Total liabilities	**(107,085)**	**(885)**		**(3.35)**	(99,595)	*(812)		*(3.30)
Interest spread			**3.40**	**2.80**			3.35	*3.14
Israeli currency - Linked to the CPI								
Assets[5][6]	**60,188**	**839**	**5.69**		57,321	648	4.60	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**1,545**	**32**			958	11		
Total assets	**61,733**	**871**		**5.76**	58,279	659		4.60
Liabilities[6]	**(47,801)**	**(542)**	**(4.61)**		(46,880)	(406)	(3.51)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(5,235)**	**(98)**			(2,043)	*(25)		
Total liabilities	**(53,036)**	**(640)**		**(4.91)**	(48,923)	*(431)		*(3.57)
Interest spread			**1.08**	**0.85**			1.09	*1.03

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2006 NIS (87) million (March 31, 2005: NIS (117) million) in the unlinked segment, NIS (4) million (March 31, 2005: NIS (7) million) in the CPI-linked segment, NIS 45 million (March 31, 2005: NIS (50) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ended March 31							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Assets(5)(6)	**111,227**	**2,954**	**11.05**		112,042	946	3.42	
Effect of derivatives(4)								
Hedging derivatives	**28,980**	**142**			16,457	101		
Embedded derivatives and ALM	**111,464**	**3,699**			66,812	*587		
Total assets	**251,671**	**6,795**		**11.25**	195,311	*1,634		*3.39
Liabilities(6)	**(109,410)**	**(2,469)**	**(9.34)**		(104,842)	(565)	(2.18)	
Effect of derivatives(4)								
Hedging derivatives	**(29,223)**	**(257)**			(16,288)	(118)		
Embedded derivatives and ALM	**(113,957)**	**(3,583)**			(72,258)	(456)		
Total liabilities	**(252,590)**	**(6,309)**		**(10.37)**	(193,388)	(1,139)		(2.38)
Interest spread			**1.71**	**0.88**			1.24	*1.01

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2006 NIS (87) million (March 31, 2005: NIS (117) million) in the unlinked segment, NIS (4) million (March 31, 2005: NIS (7) million) in the CPI-linked segment, NIS 45 million (March 31, 2005: NIS (50) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ended March 31							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating								
financing income(5)(6)	**264,561**	**5,321**	**8.29**		252,299	2,806	4.52	
Effect of derivatives(4)								
Hedging derivatives	**28,980**	**142**			16,457	101		
Embedded derivatives								
and ALM	**133,548**	**3,913**			86,376	*983		
Total assets	**427,089**	**9,376**		**9.07**	355,132	*3,890		*4.45
Monetary liabilities generating								
financing expenses(6)	**(248,887)**	**(3,763)**	**(6.19)**		(238,215)	(1,531)	(2.60)	
Effect of derivatives(4)								
Hedging derivatives	**(29,223)**	**(257)**			(16,288)	(118)		
Embedded derivatives								
and ALM	**(134,601)**	**(3,814)**			(87,403)	*(733)		
Total liabilities	**(412,711)**	**(7,834)**		**(7.81)**	(341,906)	*(2,382)		*(2.82)
Interest spread			**2.10**	**1.26**			1.92	*1.63

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2006 NIS (87) million (March 31, 2005: NIS (117) million) in the unlinked segment, NIS (4) million (March 31, 2005: NIS (7) million) in the CPI-linked segment, NIS 45 million (March 31, 2005: NIS (50) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(in millions of NIS)

	For the three months period ended March 31			
	2006		2005	
	Average balance(1)	Financing income (expenses)	Average balance(1)	Financing income (expenses)
In respect of options		**37**		(7)
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)(2)		**29**		8
Commissions from financing transactions and other financing income(5)		**294**		287
Other financing expenses		**(16)**		(1)
Profit from financing activities before provision for doubtful debts		**1,886**		1,795
Provision for doubtful debts (including general and supplementary provision)		**(242)**		(461)
Profit from financing activities after provision for doubtful debts		**1,644**		1,334
Total				
Financial assets that generated financing income(3)(4)	**264,561**		252,299	
Assets deriving from derivative instruments(6)	**5,302**		3,893	
Other financial assets	**646**		2,042	
General provision and supplementary provision for doubtful debts	**(1,172)**		(1,236)	
Total financial assets	**269,337**		256,998	
Total				
Financial liabilities that generated financing expenses(4)	**(248,887)**		(238,215)	
Liabilities deriving from derivative instruments(6)	**(5,755)**		(4,466)	
Other financial liabilities	**(3,709)**		(2,229)	
Total financial liabilities	**(258,351)**		(244,910)	
Total excess of assets over financial liabilities	**10,986**		12,088	
Non-monetary assets	**7,301**		5,107	
Non-monetary liabilities	**(969)**		(848)	
Total capital resources	**(17,318)**		(16,347)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding option), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2006 NIS (87) million (March 31, 2005: NIS (117) million) in the unlinked segment, NIS (4) million (March 31, 2005: NIS (7) million) in the CPI-linked segment, NIS 45 million (March 31, 2005: NIS (50) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

In nominal amounts of U.S. dollars (in millions of U.S. $)

	For the three months period ended March 31							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
			%	%			%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income(5)(6)	**23,878**	**272**	**4.63**		26,252	24	0.37	
Effect of derivatives(4)								
Hedging derivatives	**6,258**	**29**			3,799	24		
Embedded derivatives and ALM	**23,268**	**768**			15,182	24		
Total assets	**53,404**	**1,069**		**8.25**	45,233	72		0.64
Monetary liabilities in foreign currency generating financing expenses(6)	**(23,595)**	**(246)**	**(4.24)**		(24,242)	45	0.74	
Effect of derivatives(4)								
Hedging derivatives	**(6,242)**	**(54)**			(3,760)	(27)		
Embedded derivatives and ALM	**(23,984)**	**(643)**			(16,290)	43		
Total liabilities	**(53,821)**	**(943)**		**(7.19)**	(44,292)	61		0.55
Interest spread			**0.39**	**1.06**			1.11	1.19

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2006 NIS (87) million (March 31, 2005: NIS (117) million) in the unlinked segment, NIS (4) million (March 31, 2005: NIS (7) million) in the CPI-linked segment, NIS 45 million (March 31, 2005: NIS (50) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended March 31, 2006 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, May 24, 2006.

Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended March 31, 2006 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Comptroller

Tel Aviv, May 24, 2006.

KPMG

Somekh Chaikin

BDO
ZIV HAFT

To:

The Board of Directors of Bank Hapoalim B.M.

Subject:

Review of Unaudited Condensed Consolidated Interim Financial Statements for the three months period ended March 31, 2006

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at March 31, 2006, statement of profit and loss and statement of changes in shareholders' equity for the three months period then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to the following notes to the condensed consolidated interim financial statements:

a. Note 2(1), regarding the adjustment via restatement of the comparison data for previous periods, following the start of implementation of Accounting Standard no. 24, "share-based payment".

b. Note 3, regarding Capital Market Reform. The aforesaid note states, inter alia, that even, after the sale of the rights related to the management of PKN funds, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the Provident and mutual fund management companies may have an adverse impact on its business results. However, this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty as detailed in this note.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, May 24, 2006.

Condensed Consolidated Balance Sheet
as at March 31, 2006

Reported amounts
(in millions of NIS)

December 31		March 31	
2005		**2006**	2005
Audited		Unaudited	
	Assets		
41,062	Cash on hand and deposits with banks	**47,650**	37,195
33,813	Securities	**39,409**	25,861
185,133	Credit to the public	**185,921**	176,301
1,193	Credit to governments	**1,064**	1,553
662	Investments in equity basis investees	**747**	788
3,729	Buildings and equipment	**3,731**	3,606
*7,715	Other assets	**8,344**	*5,360
*273,307	Total assets	**286,866**	*250,664
	Liabilities and Shareholders' Equity		
213,892	Deposits from the public	**226,561**	194,372
6,424	Deposits from banks	**5,480**	6,193
3,363	Deposits from the Government	**3,057**	3,941
21,361	Debentures and subordinated notes	**20,722**	20,586
*11,483	Other liabilities	**13,194**	*9,170
*256,523	Total liabilities	**269,014**	*234,262
547	Minority interests	**555**	525
*16,237	Shareholders' equity	**17,297**	*15,877
*273,307	Total liabilities and shareholders' equity	**286,866**	*250,664

* Restated - see note 2.

The accompanying notes are an integral part of these condensed financial statements.

Shlomo Nehama
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director
Comptroller

Tel Aviv, May 24, 2006.

Condensed Consolidated Statement of Profit and Loss

for the Period Ended March 31, 2006

Reported amounts
(in millions of NIS)

Year ended December 31 2005 Audited		Three months ended March 31 2006 Unaudited	2005 Unaudited
	Profit from financing activities before provision		
7,609	for doubtful debts	**1,886**	1,795
1,268	Provision for doubtful debts	**242**	461
6,341	Profit from financing activities after provision for doubtful debts	**1,644**	1,334
	Operating and other income		
3,539	Operating commissions	**983**	837
72	Profits from investments in shares, net	**53**	5
980	Other income	**247**	216
4,591	Total operating and other income	**1,283**	1,058
	Operating and other expenses		
*4,104	Salaries and related expenses	**1,127**	*1,014
1,185	Maintenance and depreciation of buildings and equipment	**313**	281
1,738	Other expenses	**461**	394
*7,027	Total operating and other expenses	**1,901**	*1,689
*3,905	Operating profit before taxes	**1,026**	*703
*1,634	Provision for taxes on operating profit	**422**	*316
*2,271	Operating profit after taxes	**604**	*387
106	The share in net, after-tax operating profits of equity basis investees	**32**	28
(79)	Minority interests, net in after-tax operating profits of subsidiary companies	**(17)**	(31)
*2,298	Net operating profit	**619**	*384
590	Net profit from extraordinary transactions, after taxes	**558**	540
*2,888	Net profit	**1,177**	*924
	Net profit per share (in NIS):		
*1.83	Net operating profit	**0.49**	*0.31
*0.47	Profit from extraordinary transactions	**0.44**	*0.43
*2.30	Profit per share	**0.93**	*0.74

* Restated - see note 2.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Period Ended March 31, 2006

Reported amounts
(in millions of NIS)

	Three months ended March 31						Year ended December 31		
	2006			2005			2005		
	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**
	Unaudited						Audited		
Balance as at the beginning of the period	**7,281**	**139**	**8,817**	7,225	339	*7,581	7,225	339	*7,581
Net profit			**1,177**			924			*2,888
Exercise of share options	**20**			25			33		
Adjustments in respect of presentation of securities available for sale at fair value			**(12)**			207			273
Related tax effect			**6**			(88)			(115)
Paid dividend					(339)			(339)	(1,309)
Dividend that was declared in current period and not yet paid		**(139)**							(365)
Dividend that was declared after the balance sheet date		**618**	**(618)**		528	(528)		139	(139)
Benefit inherent in the allotment of share options to employees	**10**			3			22		
Translation adjustment in respect of equity basis investees***			**(2)**						3
Other adjustment relating to equity basis investees	**-**						1		
Balance as at the end of the period	**7,311**	**618**	******9,368**	7,253	528	*8,096	7,281	139	*8,817

* Restated - see note 2.

** Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 258 million (March 31, 2005 - NIS 225 million, December 31, 2005 - NIS 264 million).

*** Adjustments from translation of financial statements of autonomous units.

**** Including NIS 2,780 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Note 1

The accounting policies applied in the preparation of the condensed financial statements as at March 31, 2006 are consistent with those applied in the audited annual financial statements, as at December 31, 2005, except as described in Note 2 thereafter. These reports should be perused in connection with the annual financial statements as at December 31, 2005, and the Notes accompanying them.

Note 2
Implementation for the first time of Standards Accounting

(1) The financial statements are adjusted in a manner of restatement in order to represent retroactively the correction caused by adopting accounting standard No. 24 of the Israeli Accounting Standard Board, "share based payment".
The standard requires recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled with capital instruments, cash, or other assets. According to the standard, share-based payment transactions in which goods or services are received are to be recorded at fair value.
The standard also establishes different disclosure requirements with regard to the substance and volume of share-based payment arrangements in existence during the period, and with respect to the manner in which such arrangements' fair value was determined.
The standard applies to financials statements for periods starting January 1, 2006. The directives of the standard are to be implemented for every share-based payment transaction performed after March 15, 2005 and not yet vested by the standard's inception date. The standard also requires restatement of comparative information that refers to periods as of March 15, 2005.
With regard to share-based payments classified as liabilities (such as phantom option plans) in existence at the inception date, the standard is to be applied retroactively and comparative information is to be restated. Changes in terms of share-based payment transaction settled with capital instruments performed after March 15, 2005, will be handled in accordance with the directives of the new standard, and restatement of comparative information that refers to periods as of March 15, 2005 is required.

The effect of the transition is indicated by a restatement of comparative data for previous periods, as follows:

Effect on balance sheet	March 31, 2005	December 31, 2005
Increase in other liabilities-Employees in respect of net salaries and related expenses	41	73
Increase in other assets	18	32
Total decrease in shareholders' equity	23	41

Effect on profit and loss statement	January-March 2005	Year 2005
Increase in salaries and incidental expenses	4	36
Decrease in provision for taxes on operating profit	2	16
Decrease in net profit	2	20

(2) In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard established presentation rules for financial instruments in financial statements, and specifies the due disclosure required in respect of such instruments. In addition, the standard establishes the manner of classifying financial instruments into financial liabilities and shareholders' equity, the classification of interest, dividends, losses and profits related to the instruments, and the circumstances under which financial assets should be offset against financial liabilities. The new standard applies to financial statements for periods beginning January 1, 2006, and forward.
The standard states that it should be adopted "from this day forward". The comparison numbers presented in financial statements for periods beginning on the date on which the standard takes effect will not be restated.
The Supervisor of Banks has issued directives on certain topics pertaining to the treatment of financial instruments. On those topics, these directives apply to the Bank.
The effect of the standards' implementation on the financial statements for the first time is not material.

(3) In February 2006, the Israeli Accounting Standards Board published Accounting Standard No. 21, regarding "Earnings Per Share" (hereinafter: "Standard 21"). This Standard establishes principles for the calculation and presentation of basic earnings per share and diluted earnings per share. The Standard cancels the directives of the Institute of Certified Public Accountants in Israel's Opinion Statement No. 55 regarding Earnings Per Share. The Standard stipulates, among other things, that the diluting effect of instruments convertible into shares of the Bank and of options on shares of the Bank should be included only in diluted earnings per share.
Standard 21 applies to financial statements for periods starting January 1, 2006, and forward. The Bank has adopted the Standard by restatement of comparison data on earnings per share for previous periods.
The effect of implementing standard 21 for the first time is not material.

Note 3
Capital Market Reform

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:
The increased competition and reduced concentration and conflicts of interests in the Israeli capital market law (legislative amendments), 2005 (hereinafter: the "Increased Competition Law");
The supervision of financial services (engaging in pension advising and pension marketing) law, 2005.
The supervision of financial services (provident funds) law, 2005.
In addition, the joint investments trust (distribution commission) regulations, 5766-2006, and the supervision of financial services (provident funds) (distribution commissions) regulations, 5766-2006, were published on February 26, 2006.
The legislation passed has wide ranging implications for many and varied legislative matters and a material effect on the bank's business.
For additional details concerning reform of the capital market, see Note 31 to the financial statements as at December 31, 2005.
The Bank is examining the various options likely to be available for the implementation of the directives of the new legislation and divestment from all its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the management companies of the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.
In the Bank's estimation even after the sale of the rights related to the management of PKN funds, as described in Note 7 thereafter it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty in relation to the following matters, among other things:
The manner in which the Bank will elect to divest from the remainder of the assets from which it is required to divest under the directives of the new legislation, and the financial consequences of each of the options chosen; the timing of divestment; the guidelines that will be provided in regulations regarding the commissions the Bank will be entitled to charge; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the date at which the Bank will be permitted to charge these commissions; the volume of commissions which the Bank will collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell life insurance products.
The Bank Group's income from provident fund management fees totaled NIS 108 million in January – March 2006 compared with NIS 98 million in the same period last year and NIS 368 million in the year 2005.
The Bank Group's income from mutual fund management fees totaled NIS 127 million in January – March 2006 compared with NIS 111 million in the same period last year and NIS 499 million in the year 2005.

Note 4
Legal claims and requests to certify claims as class actions that were filed against the Bank and its consolidated subsidiaries

The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business.
The causes of the claims against the Bank's Group are various and wide-ranging.
In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provision are necessary. The additional exposure in respect of claims submitted against the Bank on various matters, each of which exceeds NIS 2 million and has a "reasonably possible" chance of success, amounted of approximately NIS 175 million.
For details concerning requests to certify claims as class actions in material amounts - see Note 20C(4) to the financial statements as at December 31, 2005.
As at the date of publication of the financial statements, there have been no material changes with regard to legal claims against the Bank Group relative to the description in the aforesaid financial statements, other than the following:
On April 25, 2006, the Bank received a claim document and a petition to certify the claim as a class action which were submitted to the District Court of Tel-Aviv-Jaffa.
The claimant alleges that the Bank instructed the dollar-denominated deposits of customers, including the claimant, to be locked in for a period of three months without interest, without receiving instructions from the customers to do so and without notifying the customers, in violation of the law.
In the claimant's estimate, the total damage caused to the claimant and to the Bank's customers as a result amounts to NIS 3.75 billion. The claimant alleges that the Bank should repay this amount to its customers.
A claim and a petition to certify it as a class action in the amount of NIS 500 million filed by the claimant on similar charges on January 16, 2005, were expunged by the District Court of Tel-Aviv on May 11, 2005.
In the Bank's opinion, based on a legal opinion, the claim's chances of success are remote.

Note 5
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

Claims and petitions to file class actions have been filed against Clal Insurance Enterprises Holdings Ltd., an equity-basis investee of the Bank, with regard to the company's insurance business.
For details of the aforesaid claims, see Note 20C(16) to the financial statements as at December 31, 2005.
As at the date of publication of the financial statements, there have been no material changes with regard to claims against the company in relation to the description in the aforesaid financial statements, other than the following:
A. Further to Note 20(C)(16)(a) to the financial statements as at December 31, 2005 – in March 2006, Clal Holdings was notified of a decision by the District Court to expunge the claims and the petitions to certify the claims as class actions.
B. Consolidated company – In October 2000, Clal Insurance received a monetary claim and a claim for a declarative decree submitted against it and against Cellcom Israel Ltd. (hereinafter: "Cellcom") and against Sahar Insurance Company Ltd. (today Harel Insurance Company Ltd.) to the District Court of Tel-Aviv-Jaffa (hereinafter: the "claim"), as well as a petition to certify the claim as a class action on behalf of all Cellcom customers who purchased insurance for their cellular telephones starting in 1994 (hereinafter: the "petition"). Clal Insurance insured the cellular telephones in 1999 and in 2000 against loss and theft (risk). The claim which is the subject of the petition concerns unlawful collection of VAT on the insurance premium component and the provision of illegal insurance services, in violation of the directives of the Insurance Business Supervision Law, 5741-1981.
The amount of the claim against Clal Insurance was not stated separately. The amount specified in the request as assessed by the claimants, is NIS 402 million, of which the amount alleged charged in respect of insurance for loss and risk for the period 1999 and 2000 is NIS 57 million.
In February 2006, the company was notified of a decision by the District Court of Tel-Aviv-Jaffa to dismiss the petition to certify the claim as a class action, while charging the claimant with expenses. In April 2006, the claimants filed an appeal of the decision to dismiss the claim with the Supreme Court. The hearing of the appeal is scheduled for January 2007.
The financial statements of Clal Holdings as at March 31, 2006, state that in the opinion of the management of Clal Holdings, based on an assessment by its legal advisors, the consolidated company has strong defense arguments against the petition to certify the claim as a class action, and there is a reasonable chance that the Court will deny the petition.
However, the outcome of the claim, should it be certified as a class action, cannot be estimated at this stage, until after the court's decision regarding the petition. Therefore, no provision was included in the financial statements.

Note 6

On March 17, 2006, Hapoalim U.S.A. Holding, a wholly owned subsidiary of the Bank, acquired full ownership of Investec (US) Corporate, a broker-dealer registered and operating in the United States, in consideration for a total of $30 million.
Upon completion of the transaction, the company changed its name to Hapoalim Securities USA Inc.

Note 7

On October 16, 2005, PKN, a mutual fund management company wholly owned by the bank, signed an agreement (hereinafter: the "agreement") with Solomon Mutual Funds Ltd. (hereinafter: the "buyer"), according to which PKN will sell to the buyer, at the date of completion of the transaction, all of PKN rights and obligations in regard to the management of PKN mutual funds, including the right to receive all revenues derived as a result thereof, and the goodwill acquired by PKN over the years in the area of management of PKN mutual funds, including the rights to the use of the commercial name PKN (hereinafter: the "assigned rights and obligations").
Under the agreement, the buyer undertakes to continue to manage the PKN mutual funds, while complying with all obligations under (A) the directives of the existing management agreements; (B) the directives of the prospectuses and public reports; and (C) the directives of any relevant law, all according to the terms set forth in the agreement.
The agreement stipulates, inter alia, issues such as the parties' behavior during the period from the signing of the agreement to its completion, distribution fees, the provision of various services by the Bank, and the loan of Bank employees to the buyer.
The agreement further stipulates that corporations that are the owners of the buyer grant the bank an irrevocable call option, exercisable at any time during a period of three month from the date of completion of the transaction, to purchase, from any one of them, subject to the provisions of any relevant law, 8.5%-10% of their issued and paid-up share capital, and/or any on of them, as at the exercise date, all according to the terms set forth in the agreement.
The agreement stipulates that at the date of completion of the transaction, in consideration for the acquisition of the assigned rights and obligations, the buyer will pay to PKN the total amount of approximately Nis 954 million (hereinafter: the "consideration"), subject to adjustments in cases specified in the agreement.
On February 26, 2006, an amendment to the agreement was signed, in which it was agreed to reduce the consideration amount, taking into account the decrease in the monetary volume of the assets of funds managed by PKN.
At the date of completion of the agreement, on March 31, 2006, the consideration was set at a total of NIS 834 million. The Bank included a total net profit of NIS 491 million in respect of this sale in the first quarter of 2006, under the item 'net profit from extraordinary transactions after taxes'.

Note 8

Further to the government decision dated May 2, 1993, concerning changes in the banking System, and in accordance with the control permits which the Bank received from the Governor of the Bank of Israel and which allowed it control Bank Otsar Hahayal and to increase its Holdings therein for a limited period, the Bank was required to sell its full holdings in Bank Otsar Hahayal by December 31, 2005, to another banking corporation in Israel, provided it was not part of the Bank Leumi group. This period was subsequently extended until February 2, 2006, based on the Bank's commitment to sign an agreement for the sale of its full holdings in Bank Otsar Hahayal by that date.

During the period covered by the aforesaid permit, the Bank increased its holdings in Bank Otsar Hahayal, with the aim of being able to sell a full controlling interest when the time came, by purchasing shares from its partners in ownership of Bank Otsar Hahayal, primarily from Hever I.D.F. Personnel Ltd. (hereinafter: "Hever").

According to the agreement formulated, under which the Bank acquired shares of Bank Otsar Hahayal from Hever, Hever received various rights, including the right of first refusal to purchase the Bank's holdings in Bank Otsar Hahayal, with Hever entitled to assign this right to a third party. Hever was also granted an option to participate in the Bank's profits from the sale of some of its holdings in Bank Otsar Hahayal.

On January 9, 2006, the Bank and Hever signed an agreement under which Hever waived the aforesaid right of first refusal and the aforesaid option to participate in the Bank's profits; in return, the Bank made a commitment to pay Hever an amount of approximately NIS 65 million.

The Bank also paid Hever NIS 20 million, the amount of tax applicable in respect of the dividend paid to Hever by Bank Otsar Hahayal in January 2006.

The signing of this agreement helped the Bank complete the process of selling its full holdings in Bank Otsar Hahayal. On January 26, 2006, an agreement was signed between the Bank and First International Bank of Israel Ltd. (hereinafter: "International Bank"), under which the Bank made a commitment to sell its full holdings in Bank Otsar Hahayal to International Bank in consideration for a total of approximately NIS 703 million, subject to adjustments to be carried out based on the shareholders' equity of Bank Otsar Hahayal as of December 31, 2005. The consideration is calculated according to the rate of the Bank's holdings in Bank Otsar Hahayal and according to a value based on approximately 185% of the shareholders' equity of Bank Otsar Hahayal. It was agreed in the sale agreement that the Bank will continue to provide certain operational services to Bank Otsar Hahayal, under the agreement in place since 1997 (before the Bank acquired full control of Bank Otsar Hahayal) and in effect through the end of 2011, in order to ensure that Bank Otsar Hahayal is able to continue to provide full banking services to its customers, as it has done until now.

However, the agreement stipulates that International Bank is entitled to exercise its control of Bank Otsar Hahayal and cease purchasing these operational services after a three year period, provided that in any case the Bank will continue to receive NIS 20 million per year in return for the provision of operational services, if these are terminated. In such a case, the Bank would receive the payment from Bank Otsar Hahayal or from International Bank. Arrangements were also set forth for the continuation of the agreement between Otsar Hahayal and the Isracard Group, and for collaboration between International Bank and the Isracard Group.

In addition, International Bank granted the Bank the option to receive from it, via an assignment of rights, its full share in the credit provided by a consortium of banks to a company under the ownership of Mr. Gad Zeevi, including collateral, this credit is primarily guaranteed by a lien of shares of Bezeq The Israel Telecommunication Corporation Ltd. (hereinafter: "Bezeq"), which were purchased using financing provided by the consortium at the time.

Should the Bank exercise this option, it will pay International Bank, in consideration for its full share of the credit, including collateral, an amount based on International Bank's relative share of the Bezeq shares under lien (2.82% of total Bezeq shares), according to the stock market price of Bezeq shares near the date of exercise of the option by the Bank.

Completion of the sale of the Bank's holdings in Bank Otsar Hahayal is subject to the receipt of the required permits and approvals by International Bank, including a permit from the Governor of the Bank of Israel and the approval of the Antitrust Commissioner. Upon completion of the sale, the Bank is expected to record a total net profit of approximately NIS 216 million in its financial statements, based on the Bank's investment in Otsar Hahayal on March 31, 2006.

Note 9

On January 26, 2006, the Bank Group acquired 11% of the share capital of Delek Real Estate Ltd. through a share allocation, in considaration for a total of approximately NIS 260 million. The investment in the company is included in the consolidated financial statements based on equity method.

Note 10

On January 26, 2006, the Bank group sold 13.05% of the share capital of Industrial Buildings Ltd. to Delek Real Estate, in consideration for a total of approximately NIS 250 million. The Bank recorded a total net profit of approximately NIS 46 million in respect of this sale in the first quarter of 2006, included under the item 'profit from extraordinary activities after taxes.'

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended March 31	
	2006	2005
	Unaudited	
A. In respect of assets*:		
From credit to the public	**3,769**	2,245
From credit to the Government	**25**	22
From deposits with banks	**765**	151
From deposits with the Bank of Israel and from cash	**40**	34
From debentures	**725**	341
From other assets	**3**	15
	5,327	2,808
B. In respect of liabilities*:		
On deposits from the public	**(3,380)**	(1,178)
On deposits from the Government	**(31)**	(16)
On deposits from the Bank of Israel	**(8)**	(2)
On deposits from banks	**(73)**	(86)
On debentures and subordinated notes	**(399)**	(272)
On other liabilities	**10**	4
	(3,881)	(1,550)
C. In respect of derivative instruments and hedging activities:		
Ineffective part in hedging relations**	**(3)**	-
Net income in respect of ALM derivative instruments***	**99**	250
Net income in respect of other derivative instruments	**66**	1
	162	251

* Including effective component in hedging relations.
** Ineffectiveness deriving from fair value hedges.
*** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Three months ended March 31	
	2006	2005
	Unaudited	
D. Other*		
Commissions from financing transactions	**66**	52
Profits from sale of debentures available for sale, net	**24**	53
Realized and unrealized profits (losses) from adjustments		
to fair value of debentures held for trading, net	**(8)**	7
Other financing income	**212**	175
Other financing expenses	**(16)**	(1)
	278	286
Total profit from financing activities before provision for doubtful debts	**1,886**	1,795
Of which: exchange rate differences, net	**64**	(173)

E. Details of net effect of derivative instruments hedging		
on profit from financing activities		
Financing income in respect of assets	**6**	2
Financing expenses in respect of liabilities	**(118)**	(19)

* Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended March 31					
	2006			2005		
	Specific provision*	Supplementary provision**	Total	Specific provision*	Supplementary provision**	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,587**	**1,172**	**11,759**	10,299	1,219	11,518
Subsidiary consolidated in the past	**-**	**-**	**-**	(36)	-	(36)
Provisions during the period***	**420**	**5**	**425**	733	1	734
Reduction of provisions	**(164)**	**(11)**	**(175)**	(214)	(48)	(262)
Recoveries of debts written-off in previous years	**(8)**	**-**	**(8)**	(11)	-	(11)
Provision charged to statement of profit and loss	**248**	**(6)**	**242**	508	(47)	461
Write-offs	**(243)**	**-**	**(243)**	(274)	-	(274)
Provision balance as at the end of the period	**10,592**	**1,166**	**11,758**	10,497	1,172	11,669
Of which: provision balance which was not deducted from the item "Credit to the public"	**888**	**-**	**888**	628	-	628

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

*** On January 1, 2006, the Bank of Israel published a circular concerning the manner of calculation of the provision for doubtful debts in respect of loans for housing. The circular states, among other things, that a bank that chooses to calculate provisions for loans using the depth of arrears method, even when it is not required to do so under the directives, is not permitted to reduce the provisions by means of a decision to perform specific provisions.
The circular also provides clarification regarding the calculation of the extent of arrears, provides instructions regarding the calculation of the provisions in respect of loan arrangements and restructuring, and the calculation of the provision in respect of loans in which the principal is settled in a single payment, and disallows the reduction of a provision in respect of a debt settled after the balance sheet date, even if the settlement is received in cash.
The effect of the new circular on the provision for doubtful debts by depth of arrears in the quarter is a net increase of provision for doubtful debts amounting to approximately NIS 18 million.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

Reported amounts
(in millions of NIS)

	March 31, 2006						
	Israeli Currency		Foreign Currency[(1)]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
				Unaudited			
Assets							
Cash on hand and deposits with banks	**4,949**	**1,044**	**34,855**	**2,579**	**4,223**	**-**	**47,650**
Securities	**11,321**	**1,871**	**18,057**	**4,611**	**2,027**	**1,522**	**39,409**
Credit to the public[(2)]	**74,226**	**55,738**	**39,618**	**6,528**	**9,784**	**27**	**185,921**
Credit to governments	**-**	**386**	**675**	**3**	**-**	**-**	**1,064**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**747**	**747**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,731**	**3,731**
Other assets	**1,560**	**181**	**2,699**	**293**	**3,082**	**529**	**8,344**
Total assets	**92,056**	**59,220**	**95,904**	**14,014**	**19,116**	**6,556**	**286,866**
Liabilities							
Deposits from the public	**89,865**	**29,445**	**84,991**	**12,411**	**9,822**	**27**	**226,561**
Deposits from banks	**1,561**	**1,666**	**1,477**	**222**	**554**	**-**	**5,480**
Deposits from the Government	**146**	**2,650**	**196**	**4**	**61**	**-**	**3,057**
Debentures and subordinated notes	**1,149**	**13,167**	**5,502**	**209**	**305**	**390**	**20,722**
Other liabilities	**4,205**	**666**	**4,426**	**381**	**2,955**	**561**	**13,194**
Total liabilities	**96,926**	**47,594**	**96,592**	**13,227**	**13,697**	**978**	**269,014**
Excess of assets (liabilities)	**(4,870)**	**11,626**	**(688)**	**787**	**5,419**	**5,578**	**17,852**
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	**-**	**-**	**525**	**(150)**	**(375)**		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	**8,477**	**(3,885)**	**112**	**(163)**	**(4,858)**	**317**	
Options in the money, net							
(in terms of underlying assets)	**626**	**(226)**	**(141)**	**(77)**	**(182)**		
Options out of the money, net							
(in terms of underlying assets)	**(195)**	**-**	**108**	**(84)**	**171**		
Total	**4,038**	**7,515**	**(84)**	**313**	**175**	**5,895**	
Options in the money, net							
(present value of stated amount)	**404**	**(239)**	**284**	**(60)**	**(389)**		
Options out of the money, net							
(present value of stated amount)	**374**	**1**	**(398)**	**(400)**	**423**		

* Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts – partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	March 31, 2005						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	5,390	1,246	24,806	4,614	1,139	-	37,195
Securities	11,789	*1,866	*6,439	3,182	1,930	655	*25,861
Credit to the public[2]	65,716	*52,932	*42,478	5,439	9,736	-	*176,301
Credit to governments	-	924	616	13	-	-	1,553
Investments in equity basis investees	-	-	-	-	-	788	788
Buildings and equipment	-	-	-	-	-	3,606	3,606
Other assets	*1,723	183	2,136	348	585	385	*5,360
Total assets	*84,618	57,151	76,475	13,596	13,390	5,434	*250,664
Liabilities							
Deposits from the public	83,751	30,962	61,677	11,644	6,338	-	194,372
Deposits from banks	732	1,520	2,842	296	803	-	6,193
Deposits from the Government	65	2,968	894	14	-	-	3,941
Debentures and subordinated notes	1,117	11,208	6,645	641	413	562	20,586
Other liabilities	*4,090	501	2,996	508	669	406	*9,170
Total liabilities	*89,755	47,159	75,054	13,103	8,223	968	*234,262
Excess of assets (liabilities)	*(5,137)	9,992	1,421	493	5,167	4,466	*16,402
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	1,289	(317)	(972)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	5,883	(1,029)	(632)	248	(4,974)	504	
Options in the money, net							
(in terms of underlying asset)	659	(258)	(379)	21	(43)		
Options out of the money, net							
(in terms of underlying asset)	79	(35)	164	(240)	32		
Total	*1,484	8,670	1,863	205	(790)	4,970	
Options in the money, net							
(present value of stated amount)	685	(395)	330	77	(697)		
Options out of the money, net							
(present value of stated amount)	414	41	(1,331)	(198)	1,074		

* Restated - see Note 2.
** Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts – partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	December 31, 2005						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
	Audited						
Assets							
Cash on hand and deposits with banks	8,614	1,160	25,947	3,241	2,100	-	41,062
Securities	11,770	1,633	12,882	3,937	2,124	1,467	33,813
Credit to the public[2]	73,225	57,201	39,006	5,891	9,790	20	185,133
Credit to governments	-	473	717	3	-	-	1,193
Investments in equity basis investees	-	-	-	-	-	662	662
Buildings and equipment	-	-	-	-	-	3,729	3,729
Other assets	*1,776	211	2,554	172	2,474	528	*7,715
Total assets	*95,385	60,678	81,106	13,244	16,488	6,406	*273,307
Liabilities							
Deposits from the public	91,542	29,559	73,461	11,370	7,940	20	213,892
Deposits from banks	1,240	1,779	2,388	488	529	-	6,424
Deposits from the Government	353	2,813	193	3	1	-	3,363
Debentures and subordinated notes	1,158	13,131	5,950	393	323	406	21,361
Other liabilities	*4,263	601	3,352	267	2,469	531	*11,483
Total liabilities	*98,556	47,883	85,344	12,521	11,262	957	*256,523
Excess of assets (liabilities)	*(3,171)	12,795	(4,238)	723	5,226	5,449	*16,784
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	515	(144)	(371)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	4,612	(3,547)	4,328	(847)	(4,872)	326	
Options in the money, net							
(in terms of underlying asset)	328	(218)	(774)	486	178		
Options out of the money, net							
(in terms of underlying asset)	37	(51)	73	(51)	(8)		
Total	*1,806	8,979	(96)	167	153	5,775	
Options in the money, net							
(present value of stated amount)	190	(240)	(644)	594	100		
Options out of the money, net							
(present value of stated amount)	532	(48)	171	(180)	(475)		

* Restated - see Note 2.
** Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts – partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Operating Segments Information - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended March 31, 2006							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
				Unaudited				
Profit from financing activities before provision for doubtful debts:								
From externals	**507**	**(1,211)**	**235**	**236**	**1,701**	**418**	**-**	**1,886**
Inter-segmental	**(42)**	**1,543**	**11**	**(114)**	**(1,135)**	**(263)**	**-**	**-**
Operating and other income:								
From externals	**399**	**443**	**142**	**33**	**96**	**21**	**149**	**1,283**
Inter-segmental	**(23)**	**(51)**	**(11)**	**(7)**	**(10)**	**-**	**102**	**-**
Total income	**841**	**724**	**377**	**148**	**652**	**176**	**251**	**3,169**
Provision for doubtful debts	**43**	**9**	**26**	**41**	**113**	**-**	**10**	**242**
Net profit	**70**	**150**	**57**	**27**	**235**	**136**	**502**	**1,177**
Return on equity (rate of net profit out of average of equity)	**12.6%**	**70.4%**	**27.9%**	**13.1%**	**16.4%**	**14.1%**	**-**	**32.3%**

	Three months ended March 31, 2005*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
				Unaudited				
Profit from financing activities before provision for doubtful debts:								
From externals	507	(262)	235	161	1,115	39	-	1,795
Inter-segmental	(114)	625	(22)	(58)	(613)	182	-	-
Operating and other income:								
From externals	375	391	121	30	50	-	91	1,058
Inter-segmental	(18)	(37)	(10)	(8)	2	-	71	-
Total income	750	717	324	125	554	221	162	2,853
Provision for doubtful debts	38	7	38	54	324	-	-	461
Net profit	60	124	31	10	76	111	512	924
Return on equity (rate of net profit out of average of equity)	11.7%	41.4%	16.8%	5.1%	5.4%	15.4%	-	26.7%

* Restated.

Appendix 4
Operating Segments Information - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Year ended December 31, 2005*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Audited							
Profit from financing activities before provision for doubtful debts:								
From externals	2,135	(2,741)	941	887	6,094	293	-	7,609
Inter-segmental	(442)	3,998	(33)	(421)	(3,911)	809	-	-
Operating and other income:								
From externals	1,574	1,611	501	122	261	81	441	4,591
Inter-segmental	(74)	(157)	(43)	(30)	(4)	-	308	-
Total income	3,193	2,711	1,366	558	2,440	1,183	749	12,200
Provision for doubtful debts	87	10	152	171	848	-	-	1,268
Net profit	317	509	162	95	592	674	539	2,888
Return on equity (rate of net profit out of average of equity)	13.9%	47.9%	19.0%	11.4%	10.2%	20.2%	-	19.0%

* Restated.

:l mars 2006 Bank Hapoalim Condensed Financial Statement as at March 31, 2006 Bank Hapoal

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